EXHIBIT 99.1

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(華晨中國汽車控股有限公司)*

(Incorporated in Bermuda with limited liability)

Brilliance Auto
华晨汽车

H JK 2834

中华

Annual Report 2003

*For identification purposes only

Contents

Corporate Information	2
Financial Highlights	3
Chairman’s Statement	4
Management’s Discussion and Analysis	6
Directors and Senior Management	9
Report of Directors	11
Auditors’ Report	24
Consolidated Profit and Loss Account	26
Balance Sheets	27
Consolidated Statement of Changes in Equity	29
Consolidated Cash Flow Statement	30
Notes to the Accounts	32
Supplementary Financial Information	97

Corporate Information

BOARD OF DIRECTORS	AUDITORS

Mr. Wu Xiao An (also known as Mr. Ng Siu On)(Chairman)	PricewaterhouseCoopers Certified Public Accountants
Mr. Hong Xing (Vice Chairman)	22nd Floor
Mr. Su Qiang (also known as Mr. So Keung)	Prince’s Building Central, Hong Kong
Mr. He Tao (also known as Mr. Ho To)
Mr. Yang Mao Zeng	PRINCIPAL BANKERS
Mr. Wu Yong Cun#
Mr. Lei Xiaoyang*	Bank of Communications Hong Kong Branch
Mr. Yi Min Li*	The Hongkong and Shanghai Banking Corporation Limited, Hong Kong Branch
Mr. Xu Bingjin*

# non-executive director * independent non-executive director	NEW YORK DEPOSITARY, TRANSFER AGENT AND REGISTRAR

AUTHORISED REPRESENTATIVES	The Bank of New York
620 Avenue of the Americas
6th Floor
Mr. Wu Xiao An (also known as Mr. Ng Siu On)	New York, N.Y. 10011
Mr. Hong Xing	U.S.A.

COMPANY SECRETARY	HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE
Mr. Hong Xing

REGISTERED OFFICE	Computershare Hong Kong Investor Services Limited
Shops 1712-16
17th Floor, Hopewell Centre
Canon’s Court	183 Queen’s Road East
22 Victoria Street	Hong Kong
Hamilton HM12
Bermuda	LEGAL ADVISORS TO THE COMPANY
HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS	Appleby Spurling Hunter
Morrison & Foerster
Shearman & Sterling LLP
Suites 1602-05
Chater House	INVESTOR RELATIONS
8 Connaught Road Central	Weber Shandwick Worldwide (HK) Ltd.
Hong Kong	18th Floor, Dina House
Ruttonjee Centre
11 Duddell Street, Central
Hong Kong

Financial Highlights

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE GROUP

	Year Ended and as of 31st December,
	2003	2002	2001	2000	1999
	RMB	RMB	RMB	RMB	RMB
	(Amounts in thousands except earnings per share)
Profit and Loss Account Data:
Turnover	10,109,557	7,319,455	6,218,436	6,306,430	4,351,169
Cost of Sales	(7,727,125)	(5,411,134)	(4,307,988)	(4,436,155)	(2,866,202)
Selling and Administrative Expenses	(1,236,857)	(989,511)	(657,931	(575,657)	(505,773)
Net Profit	936,447	650,847	900,269	958,629	645,425
Basic Earnings per Share	RMB0.2554	RMB0.1775	RMB0.2548	RMB0.3042	RMB0.2394
Diluted Earnings per Share	RMB0.2533	N/A	N/A	RMB0.2953	N/A
Balance Sheet Data:
Total Assets	18,288,042	13,876,753	11,676,823	10,537,104	7,021,145
Current Assets	10,286,486	8,262,951	6,127,118	6,076,716	4,782,337
Current Liabilities	8,031,017	7,332,746	5,741,741	6,177,693	3,568,580
Shareholders’ Equity	6,891,652	6,028,255	5,412,703	3,831,474	2,537,334

Notes:

1.	The Consolidated Profit and Loss Accounts for the years ended 31st December, 2003 and 2002 are set out on page 26. The Profit and Loss Account data for the years ended 31st December, 2001, 2000 and 1999 are derived from the historical accounts of the Group.

2.	The Consolidated Balance Sheets as of 31st December, 2003 and 2002 are set out on pages 27 to 28. The Balance Sheet data as of 31st December, 2001, 2000 and 1999 are derived from the historical accounts of the Group.

Chairman’s
               Statement

Dear Shareholders:

2003 was a successful year for Brilliance China Automotive Holdings Limited and its subsidiaries (the “Group”), with new records being achieved in terms of production, sales and profitability. For the first time in the Group’s history, we produced and sold more than 100,000 vehicles (including both minibuses and sedans) in a single year. With sales of approximately RMB10.1 billion, the Group surpassed the sales of 2002 by 38% and achieved a new record. Excluding the start-up losses of our sedan joint venture with BMW, the Group also exceeded the former record level of profits achieved in 2000.

2003 was also a year in which we achieved major milestones in the evolution of the Group. We successfully introduced new “face-lift” versions of our minibuses and increased our year-on-year minibus unit sales by 15% to 74,000 units, thereby maintaining our leadership position in China’s minibus market. We also launched new versions of our “Zhonghua” sedans equipped with new transmission systems and engine sizes. Despite the increasingly competitive environment in the mid-range sedan market, our “Zhonghua” sedans began generating profits in 2003, the first full year of production and operation. A further highlight of the year was the establishment of our sedan joint venture with BMW in May 2003 and the introduction of the BMW 3-Series and the 5-Series in the fourth quarter of 2003. We believe the BMW sedans were well received by the Chinese market with unit sales of over 4,300 sedans in that quarter

The continuing demand for high quality and competitively priced automotive engines and components in China led to significant growth in sales and profitability of our joint ventures in these areas in 2003. To meet this growing demand, the Group will continue to evaluate and consider on a highly selective basis other strategic investment opportunities in the engine and components sectors.

Chairman’s Statement

Looking ahead, we believe the business climate in 2004 will continue to be challenging and competitive. With China’s new automotive financing regulation, the proposed new automotive policy and stricter regulations on emissions and fuel efficiency standards, the Chinese automotive industry is set to enter a new era. These new regulations could have an impact on our cost structure in the event we are required to change our products or components in order to comply with such new requirements. In addition, we expect the launch of numerous new models and price reductions will further intensify the competition in the market, particularly with respect to mid-range sedans. The continued implementation of regulatory reforms relating to China’s membership in the World Trade Organization is also expected to increase competitiveness in the Chinese automotive market, with import tariffs and quotas slated to be further liberalized in the coming year.

In 2004, we will continue implementing our core strategies in order to reinforce our leading position in the Chinese minibus sector and strengthen our competitive position in the sedan sector. With our established market position, balanced product mix, continued efficiency and quality improvements, strong distribution network and foreign partnerships, we believe the Group is well positioned to capture the market opportunities and overcome the challenges ahead.

Finally, I would like to take this opportunity to express my gratitude to our staff and shareholders for their continued support.

WuXiao An
(also known as Ng Sit On
Chairman
22nd April, 2004

Management’s Discussion & Analysis

BUSINESS REVIEW

The consolidated net sales of the Company and its operating subsidiaries, Shenyang Brilliance JinBei Automobile Co., Ltd (“Shenyang Automotive”), Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”), Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”), Ningbo Brilliance Ruixing Auto Components Co., Ltd., Mianyang Brilliance Ruian Automotive Components Co., Ltd. and Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (together, the “Group”) for the year ended 31st December, 2003 increased by 38.1% to RMB10,109.6 million from RMB7,319.5 million for the year ended 31st December, 2002. The increase in sales was primarily due to the increase in the unit sales of Shenyang Automotive’s minibuses and the “Zhonghua” sedans. As the “Zhonghua” sedans were not launched until August 2002, the audited financial results of the Group for 2003 may not be directly comparable to those of 2002.

Shenyang Automotive sold a total of 74,618 minibuses in 2003, representing a 14.5% increase over the 65,138 minibuses sold in 2002. Of these vehicles sold, 65,614 were Mid-priced Minibuses, representing a 16,9% increase over the 56,121 Mid-priced Minibuses sold in 2002. Unit sales of Deluxe Minibuses decreased by 0.1% from 9,017 units in 2002 to 9,004 units in 2003. Shenyang Automotive sold 25,600 “Zhonghua” sedans in 2003, compared to 8,816 sedans sold during the last five months of 2002. BMW Brilliance Automotive Ltd., the Group’s 49%-indirectly owned jointly controlled entity, commenced production of the BMW-designed and branded 3-Series and 5-Series sedans based on semi-knockdown kits supplied by the BMW Group and sold 4,359 sedans in the fourth quarter of 2003.

Cost of sales increased by 42.8% from RMB5,411.1 million in 2002 to RMB7,727.1 million in 2003. This increase was primarily due to the increase in the unit sales of minibuses and the “Zhonghua” sedans in 2003. Cost of sales as a percentage of sales was 76.4% in 2003, compared to 73.9% in 2002. Gross margin for minibuses remained stable compared to 2002, while the overall gross margin decreased from 26.1% in 2002 to 23.6% in 2003, as a result of the relatively lower start-up gross margin of the “Zhonghua” sedans.

Other revenue increased by 247.2% from RMB51.3 million in 2002 to RMB178.1 million in 2003. The increase was primarily due to the increase in sales of scrap metals and the tax refund on reinvestment of dividends in certain subsidiaries as additional capital contributions in 2003.

Selling expenses increased by 70.4% from RMB364.5 million, representing 5.0% of turnover in 2002, to RMB621.3 million, representing 6.1% of turnover in 2003. The increase was primarily due to the increase in selling expenses in relation to the “Zhonghua” sedans. General and administrative expenses slightly decreased by 1.5% from RMB625.0 million in 2002 to RMB615.6 million in 2003. The decrease in pre-operating expenses in relation to the initial start-up costs of the “Zhonghua” sedans in 2002 was partly offset by the increase in staff costs and other expenses in relation to the full-year operation of the “Zhonghua” sedans in 2003, resulting in the slight decrease in general and administrative expenses in 2003.

Interest expense net of interest income decreased by 10.4% from RMB127.7 million in 2002 to RMB114.4 million in 2003 due to the increase in interest income from bank deposits.

Management’s Discussion & Analysis (Cont’d)

Share of profits less losses of jointly controlled entities and associated companies decreased by 16.2% from RMB113.4 million in 2002 to RMB95.1 million in 2003. The decrease was mainly due to the initial start-up loss of the joint venture with BMW in 2003 of RMB125.2 million. Excluding the net loss effects from the joint venture with BMW, the share of profits less losses of jointly controlled entities and associated companies increased by 94.3% from RMB113.4 million in 2002 to RMB220.3 million in 2003. The increase was due to the strong performance of the Company’s jointly controlled entities and associated companies engaged in engine manufacturing in 2003.

Profit before taxation increased by 38.4% from RMB905.6 million in 2002 to RMB1,253.0 million in 2003. Taxation increased by 4.4% from RMB146.6 million in 2002 to RMB153.0 million in 2003, as a result of the increase in the taxable income of the Group in 2003.

As a result, profit attributable to shareholders increased by 43.9% to RMB936.4 million in 2003 from RMB650.8 million in 2002. Basic earnings per share increased by 43.9% to RMB0.2554 in 2003 from RMB0.1775 in 2002. Diluted earnings per share for 2003 was RMB0.2533.

LIQUIDITY AND FINANCIAL RESOURCES

As of 31st December, 2003, the Group had RMB1,832.3 million in cash and cash equivalents, RMB1.670.6 million in short-term bank deposits and RMB2,264.6 million in pledged short-term bank deposits. The Group had bank notes payable of RMB4,784.0 million and had no short-term and long-term bank loans outstanding as of 31st December, 2003. On 28th November, 2003, the Company, through its. wholly owned subsidiary, Brilliance China Automotive Finance Ltd. (“Brilliance Finance”), issued Zero Coupon Guaranteed Convertible Bonds due 2008 (the “Convertible Bonds”) with principal amount of US$200 million (equivalent to approximately RMB1,654.3 million). Up to 31st December, 2003, none of the Convertible Bonds had been converted into the ordinary shares of the Company.

CONTINGENT LIABILITIES

Details of the contingent liabilities are set out in note 37 to the accounts.

DEBT TO EQUITY RATIO

The debt to equity ratio, computed by dividing total liabilities by shareholders’ equity, as of 31st December, 2003, was approximately 1.41 (2002: 1.22). The increase of the ratio is primarily due to the issue of the Convertible Bonds in 2003.

USE OF PROCEEDS

On 28th November, 2003, Brilliance Finance, a wholly owned subsidiary of the Company, issued the Convertible Bonds. The net proceeds of the sale of the Convertible Bonds was approximately US$194 million. Net proceeds in the amount of approximately US$190 million was lent by Brilliance Finance, through the

Management’s Discussion & Analysis (Cont’d)

Company, to certain operating subsidiaries of the Group for general corporate and working capital purposes. The remaining net proceeds will be used by the Company for general corporate and working capital purposes. The loans to the subsidiaries had not been utilized up to the end of the year.

FOREIGN EXCHANGE RISKS

Since the Group did not consider that exchange rate fluctuations have any material effect on the overall financial performance of the Group, it did not enter into any hedging transactions with respect to its exposure to foreign currency movements in 2003, The Group may consider entering into prudent hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary.

EMPLOYEES AND REMUNERATION POLICY

The Group employed approximately 9,000 employees as at 31st December, 2003. Employee costs (excluding directors’ emoluments) amounted to approximately RMB371.5 million for 2003. The Group ensures that the pay levels of its employees are in line with industry practice and the prevailing market conditions and employees are rewarded on a performance-related basis, with a share option scheme.

Directors and Senior Management

EXECUTIVE DIRECTORS

Mr. Wu Xiao An (also known as Ng Siu On), aged 42, has been Chairman of the Board of the Company since June 2002, and a Director and an Executive Vice President since 1993. He is responsible for the overall management and strategy of the Company. He was the Vice Chairman and the Chief Financial Officer of the Company from 1993 to June 2002. He is also a director of Shenyang Automotive, Mr. Wu holds a Bachelor of Arts degree from the Beijing Foreign Languages Institute and a Master of Business Administration degree from Fordham University in New York. He served from 1988 to 1993 as Deputy Manager of the Bank of China, New York Branch.

Mr. Su Qiang (also known as So Keung), aged 38, has been the President and the Chief Executive Officer of the Company since June 2002, and a Director since 1992. He also formerly served as an Executive Vice President of the Company. He is responsible for the administrative and production management of the Company. Mr. Su is also the Chairman of Shenyang Automotive. He holds a Bachelor of Arts degree from the People’s University of China, as well as a graduation certificate from the Graduate School of the People’s Bank of China.

Mr. Hong Xing, aged 41, has been the Vice Chairman of the Company since June 2002, and a Director and an Executive Vice President since 1993. Mr. Hong also serves currently as Company Secretary. Mr, Hong is also a director of Shenyang Automotive. He received a Bachelor of Arts degree from the Beijing Foreign Languages Institute in 1984. He also received a Doctor of Jurisprudence degree from the Columbia University School of Law in New York and is a member of the Bar of the State of New York. From 1985 to 1986, Mr. Hong worked as an attache in the Ministry of Foreign Affairs of China. From 1986 to 1990, Mr. Hong was an international civil servant at the United Nations headquarters in New York.

Mr. He Tao (also known as Ho To), aged 32, has been the Chief Financial Officer of the Company since June 2002 and a Director and a Vice President of the Company since November 1998. He is responsible for the financial management of the Company. He is also a director and President of Shenyang Automotive, which he joined in 1995. Mr. He received a Bachelor of Arts degree from the University of Finance and Economics in Shanghai. From 1993 to 1995, he worked as the manager of the accounting department of Brilliance China Machinery Co., Ltd. in Luoyang, the PRC.

Mr. Yang Mao Zeng, aged 68, has been a Director since 1995 and he was the Vice President and the Chief Accounting Officer from 1995 to March 2002. He is responsible for the ;administrative and financial management of the Company. He graduated from Soochow University and previously served as the General Manager of the Bank of China, Grand Cayman Branch, in 1993.

NON-EXECUTIVE DIRECTORS

Mr. Wu Yong Cun, aged 41, has been a non-executive Director of the Company since June 2003. Mr. Wu has been the Vice President of Huachen Automotive Group Holdings Company Limited (“Huachen”) since December 2002. He is responsible for business planning and development and production management for

Directors and Senior Management (Cont’d)

Huachen. Mr. Wu has also served as the General Manager of Liaoning Provincial Water Sources Utility Company, the Assistant Director of Liaoning Provincial Development & Planning Commission and the Vice Chairman of Liaoning Provincial Science and Technology Association between June 1988 and September 2002. Mr. Wu holds a Bachelor of Engineering degree and a Master of Engineering degree from Dalian Science and Technology University as well as a Master of Business Administration degree from California State University, Fullertan School. Mr. Wu also holds the title of Senior Engineer. Mr. Lei Xiaoyang, aged 47, has been a non-executive Director of the Company since June 2003. Mr. Lei has been the Deputy Chief Economist as well as General Manager of the Department of Asset Operations in Huachen since January 2003. He was the Assistant President of Liaoning International Trust and Investment Corporation from June 1996 to September 2002, and had been in charge of the Financing Department, Accounting Department, Strategic Planning Department and Securities Department Mr. Lei holds a Bachelor of Engineering degree from the Shenyang Polytechnic University and a Master of Science degree from Liaoning University as well as a Master of Business Administration degree from Roosevelt University.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Yi Min Li, aged 42, has been an independent non-executive Director of the Company since February 2001. Mr. Yi is a Professor in the School of International Business, Southwest University of Finance and Economics, Chengdu, Sichuan, the PRC.

Mr, Xu Bingjin, aged 64, has been an independent non-executive Director of the Company since June 2003. Mr, Xu is currently the Chairman of The Association of Sino-European Economic and Technical Cooperation. He was an Assistant Minister of The Ministry of Foreign Trade and Economic Cooperation, a director of the Office of National Mechanic and Electronic Products Importation and Exportation and a Senior Consultant of the World Trade Organization Research Association. Mr. Xu received a Bachelor of Science degree in Engineering Economics from Jilin University of Technology in 1964 and holds the title of Senior Engineer.

COMPANY SECRETARY

Mr. Hong Xing (see biography above).

Report of Directors

The Directors present this report together with the audited accounts of the Company and its subsidiaries (the “Group”) for the year ended 31st December, 2003.

PRINCIPAL ACTIVITIES

The Company is a holding company. The principal activities of its subsidiaries are set out in note 18 to the accounts. The operating businesses of the Group are divided primarily into the manufacture and sale of (1) minibuses and automotive components and (2) sedans.

Prior to May 1998, the Company’s sole operating asset was its interest in Shenyang Automotive. As a result, the Company’s historical results of operations had been primarily driven by the sales price, sales volume and cost of production of Shenyang Automotive’s minibuses. With a view to maintain quality, ensure a stable supply of certain key components and develop new businesses and products, the Company acquired interests in various suppliers of components and established joint ventures in the PRC since May 1998. As a result of these additional investments and joint ventures, the Company’s income base has been broadened and its future financial performance will differ from that of Shenyang Automotive.

In May 1998, the Company acquired indirect interests in two components suppliers: a 51% equity interest in Ningbo Yuming, a wholly foreign-owned PRC enterprise primarily engaged in the production of automobile window molding, stripping and other auto components; and a 50% equity interest in Mianyang Xinchen Engine Co. Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, the Company established Xing Yuan Dong, Ningbo Brilliance Ruixing Auto Components Co., Ltd. and Mianyang Brilliance Ruian Automotive Components Co., Ltd., respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In 2001, all three companies, in order to maintain their preferential tax treatment from the PRC government, began manufacturing automotive components as well.

In December 2000, the Company acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, the Company acquired a 100% equity interest in Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing”), a foreign-invested manufacturer of automotive components in the PRC.

In May 2002, Shenyang Automotive obtained the approval from the Chinese Government to produce and sell its “Zhonghua” sedans in the PRC. The “Zhonghua” sedans were launched in the market in August 2002.

On 27th March, 2003, the Company, through its indirect subsidiary, Shenyang JinBei Automotive Industry Holdings Co., Ltd. (“SJAI”), entered into a joint venture contract with BMW Holding BV to produce and sell BMW-designed and branded sedans in the PRC. The registered capital and total investment cost of the joint venture is Euro 150 million and Euro 450 million, respectively. At that time, the Company’s effective interests in SJAI and the joint venture with BMW were 81% and 40.5%, respectively. On 28th April, 2003, the Company

Report of Directors (Cont’d)

increased its effective interest in SJAI from 81% to 89.1% and thereby increased its effective interest in the joint venture with BMW from 40.5% to 44.55%. On 16th December, 2003, the Company further increased its effective interest in SJAI from 89.1% to 98.0% and thereby increased its effective interest in the joint venture with BMW from 44.55% to 49.0%.

On 29th December, 2003, the Company entered into agreements in relation to the proposed acquisition of an indirect 40.1% interest in Shenyang JinBei Automotive Company Limited (“JinBei”) the joint venture partner of Shenyang Automotive and a supplier of automotive components for the Group’s minibuses and sedans. Upon obtaining the approvals from the relevant government authorities and completion of the proposed acquisition, the Company’s effective interest in Shenyang Automotive will be increased from 51% to approximately 70.7%.

Report of Directors (Cont’d)

TURNOVER AND CONTRIBUTION

The Group’s turnover and contribution to profit from operations for the year ended 31st December, 2003, analysed by product category, are as follows:

	Manufacturing
	and sale of	Manufacturing
	minibuses and	and sale of	Manufacturing
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Segment sales	6,942,411	3,345,332	—	10,287,743
Intersegment sales	(178,186)	—	—	(178,186)

	6,764,225	3,345,332	—	10,109,557

Segment results	1,380,552	23,470	—	1,404,022

Unallocated costs				(131,657)

Operating profit				1,272,365
Interest income				52,672
Interest expense				(167,111)
Share of profits less losses of:
Jointly controlled entities	88,361	—	(125,214)	(36,853)
Associated companies	—	131,187	767	131,954

Profit before taxation				1,253,027
Taxation				(153,033)

Profit after taxation				1,099,994
Minority interests				(163,547)

Profit attributable to shareholders				936,447

Report of Directors (Cont’d)

FINANCIAL RESULTS

The results for the Group for the year ended 31st December, 2003, are set out in the accounts on page 26.

CASH FLOW POSITION

The cash flow position of the Group for the year ended 31st December, 2003 is set out and analysed on pages 30 and 31 and in note 36 to the accounts.

DIVIDEND

The Directors recommend the payment of a final dividend of HK$0.01 per share in cash for the year ended 31st December, 2003. The dividend, if approved by the shareholders at the annual general meeting to be held on 25th June, 2004, will be paid on or before 2nd July, 2004 to shareholders registered on 24th June, 2004. The register of members of the Company will be closed from Monday, 21st June, 2004 to Thursday, 24th June, 2004, both days inclusive. Details of the dividends paid and proposed are set out in note 9 to the accounts.

FIVE-YEAR FINANCIAL SUMMARY

A summary of the results, assets and liabilities of the Group for the past five financial years is set out on page 3.

RESERVES

Movements in the reserves of the Group and the Company during the year ended 31st December, 2003 are set out in note 35 to the accounts.

FIXED ASSETS

The movements of fixed assets of the Group for the year ended 31st December, 2003 are set out in note 16 to the accounts.

SUBSIDIARIES, ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES

Particulars of the subsidiaries, associated companies and jointly controlled entities are set out in notes 18, 19 and 20, respectively to the accounts.

SHARE CAPITAL AND SHARE OPTIONS

Details of the Company’s share capital and share options as of 31st December, 2003 are set out in note 34 to the accounts.

Report of Directors (Cont’d)

On 2nd June, 2001, share options were granted to certain directors and employees entitling them to subscribe ordinary shares of US$0.01 each in the share capital of the Company (the “Shares”) at HK$1.896 per Share, totaling 31,800,000 Shares in aggregate, in accordance with the share option scheme of the Company adopted on 18th September, 1999, which came into effect on 20th October, 1999 (the “1999 Share Option Scheme”). Such share options vested immediately upon the grant and are exercisable within a period of ten years.

On 28th June, 2002, the 1999 Share Option Scheme was terminated. A new share option scheme was adopted at a special general meeting of shareholders on 28th June, 2002 (the “New Share Option Scheme”) in compliance with the amendments to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), which came into effect on 1st September, 2001. The New Share Option Scheme came into effect on 15th July, 2002. Pursuant to Clause 13.1 of the 1999 Share Option Scheme, all the share options granted prior to such termination shall continue to be valid and exercisable in accordance with the terms of the 1999 Share Option Scheme.

During the year ended 31st December, 2003, no option had been cancelled or lapsed in accordance with the terms of the 1999 Share Option Scheme. No option had been granted in accordance with the New Share Option Scheme since it came into effect.

Details of the share options outstanding as at 31st December, 2003 under the 1999 Share Option Scheme are as follows:

Category and name of participants

Directors	Number of share options
Wu Xiao An (also known as Ng Siu On)	2,800,000
Su Qiang (also known as So Keung)	2,338,000
Hong Xing	2,338,000
He Tao (also known as Ho To)	2,338,000
Yang Mao Zeng	2,338,000
Employees (in aggregate)	3,338,000

Total	15,490,000

On 13th October, 2003, 2,338,000 share options granted to an employee of the Company were exercised at an exercise price of HK$1.896 per Share in accordance with the terms of the 1998 Share Option Scheme. The closing price of the Shares immediately before the date on which these share options were exercised was HK$3.150.

Report of Directors (Cont’d)

The Directors consider that it is not appropriate to state the value of the outstanding share options given that the variables which are critical for the calculation of the value of such outstanding share options cannot be determined. The variables which are critical for the determination of the value of such share options include the subscription price for the shares upon the exercise of the subscription rights attaching to the share options, which may be adjusted under certain circumstances, and whether or not such share options will be exercised by the grantees. The Directors are of the view that the value of the share options depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical bases and speculative assumptions, and accordingly, believe that any calculation of the value of the share options will not be meaningful.

DIRECTORS

The Directors of the Company who held office during the year ended 31st December, 2003 and up to the date of this report were:

Executive Directors:

Mr. Wu Xiao An (Chairman)	(also known as Mr. Ng Siu On)
Mr. Hong Xing (ViceChairman)
Mr. Su Qiang	(also known as Mr. So Keung)
Mr. He Tao	(also known as Mr. Ho To)
Mr. Yang Mao Zeng

Non-executive Directors:

Mr. Wu Yong Cun	(appointed on 27th June, 2003)
Mr. Lei Xiaoyang	(appointed on 27th June, 2003)

Independent non-executive Directors:

Mr. Yi Min Li
Mr. Xu Bingjin	(appointed on 27th June, 2003)
Mr. Wei Sheng Hong	(retired on 27th June, 2003)
Mr. Huang Anjiang	(retired on 27th June, 2003)

Mr. Hong Xing, Mr. He Tao (also known as Mr. Ho To) and Mr. Yi Min Li will retire by rotation in accordance with bye-law 99 of the bye-laws of the Company at the forthcoming annual general meeting of the Company.

Mr. Wu Yong Cun, Mr. Lei Xiaoyang and Mr. Xu Bingjin will retire in accordance with bye-law 102 (B) of the bye-laws of the Company at the forthcoming annual general meeting of the Company.

Report of Directors (Cont’d)

Each of Mr. Hong Xing, Mr, He Tao (also known as Mr. Ho To), Mr. Wu Yong Cm, Mr. Lei Xiaoyang and Mr. Xu Bingjin will offer themselves for re-election at the forthcoming annual general meeting of the Company. Mr. Yi Min Li has informed the Board of his intention not to offer himself for re-election at the forthcoming annual general meeting.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS AND SHORT POSITIONS IN THE SHARES OF THE COMPANY

As at 31st December, 2003, so far as is known to the Directors or chief executives of the Company, the following persons other than a Director or chief executive of the Company had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the Securities and Futures Ordinance (the “SFO”) :

	Number of Shares held/Approximate shareholding percentage
	Long		Short
Name of shareholder	Position	%	Position	Lending Pool	%
Huachen	1,446,121,500	39.42	—	—	—
J.P. Morgan Chase & Co. (Note)	320,936,741	8.75	—	101,660,893	2.77
JF Asset Management Limited (Note)	200,595,217	5.47	—	—	—
J.P. Morgan Fleming Asset Management (Asia) Inc. (Note)	204,045,217	5.56	—	—	—
J.P, Morgan Fleming Asset Management Holdings Inc. (Note)	204,045,217	5.56	—	—	—

Note:	Each of JF Asset Management Limited, J.P. Morgan Fleming Asset Management (Asia) Inc. and J.P. Morgan Fleming Asset Management Holdings Inc. are companies controlled by J.P. Morgan Chase & Co. and their interests in the shares of the Company are included in the interest of J.P. Morgan Chase & Co. J.P. Morgan Fleming Asset Management (Asia) Inc. is the controlling shareholder of JF Asset Management Limited and the interest of JF Asset Management Limited is included in the interest of J.P. Morgan Fleming Asset Management (Asia) Inc. J.P. Morgan Fleming Asset Management Holdings Inc. is the controlling shareholder of J.P. Morgan Fleming Asset Management (Asia) Inc. and the interest of J.P. Morgan Fleming Asset Management (Asia) Inc. is included in the interest of J.P. Morgan Fleming Asset Management Holdings Inc.

Save as disclosed herein, as at 31st December, 2003, there was no other person so far known to the Directors or chief executives of the Company, other than a Director or chief executive of the Company as having an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

Report of Directors (Cont’d)

DIRECTORS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at 31st December, 2003, the interests and short positions of each Director, chief executive and their respective associates in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he was taken or deemed to have under such provisions of the SFO); or were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange, are set out below:

						Number of Shares
				Approximate		to be acquired
		Number of Shares held		shareholding	Number of	under a call option
	Type of	Long	Short	percentage	share options	agreement
Name of Director	interests	Position	Position	%	granted	(Note)
Wu Xiao An (also known as Ng Siu On)	Personal	—	—	—	2,800,000	92,911,266
Su Qiang (also known as So Keung)	Personal	14,500,000	—	0.40	2,338,000	84,464,788
Hong Xing	Personal	—	—	—	2,338,000	84,464,788
He Tao (also known as Ho To)	Personal	45,000	—	0.00	2,338,000	84,464,788
Yang Mao Zeng	Personal	—	—	—	2,338,000	—

Note:	Pursuant to four call option agreements all dated 18th December, 2002, Huachen has granted to each of Mr. Wu Xiao An (also known as Mr, Ng Siu On), Mr, Su Qiang (also known as Mr. So Keung), Mr. Hong Xing and Mr. He Tao (also known as Mr. Ho To) a call option to acquire up to 92,911,266 Shares, 84,464,788 Shares, 84,464,788 Shares and 84,464,78 i Shares, respectively, representing approximately 2.533%, 2.303%, 2.303% and 2.303%, respectively, of the existing issued share capital of the Company, at HK$0.95 per Share, exercisable in whole or in part at any time during a period of three years commencing from the date falling six months after 6th February, 2003. During the year ended 31st December, 2003, none of the call options had been exercised by the above Directors.

Save as disclosed above, as at 31st December, 2003, none of the Directors, chief executives of the Company or their respective associates had any interests and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he was taken or deemed to have under such provisions of the SFO); or were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

Report of Directors (Cont’d)

DIRECTORS’ RIGHT TO ACQUIRE SHARES OR DEBENTURES

At no time during the year ended 31st December, 2003 was the Company or any of its subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate; and none of the Directors, or their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

DIRECTORS’ INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group’s business to which the Company or any of its subsidiaries or associated companies was a party and in which any Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS’ SERVICE CONTRACTS

Each of Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Su Qiang (also known as Mr. So Keung), Mr. Hong Xing and Mr. He Tao (also known as Mr. Ho To), all of whom are executive Directors, has entered into a service agreement with the Company dated 21st August, 2000 for a term of five years commencing from 1st October, 2000. All the service contracts with the Directors are exempted from the shareholders’ approval requirement under Rule 13.68 of the Listing Rules.

Save as disclosed herein, there is no service contract between the Directors and members of the Group that does not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

PURCHASE, SALE OR REDEMPTION

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s securities during the year.

ANALYSIS OF BORROWINGS AND INTERESTS CAPITALISED

The particulars of the Group’s borrowings as at the end of the year are set out in notes 29, 30 and 31 to the accounts. Details of interest capitalised are set out in note 6 to the accounts.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company’s bye-laws or the laws of Bermuda which oblige the Company to offer new shares on a pro-rata basis to existing shareholders. Such obligations are provided for in the Listing Rules.

Report of Directors (Cont’d)

MAJOR CUSTOMERS AND SUPPLIERS

During 2003, the aggregate sales attributable to the Group’s five largest customers represented approximately 33.7% of the Group’s turnover and sales attributable to the Group’s largest customer was approximately 19.2%. The aggregate purchases attributable to the Group’s five largest suppliers during the year represented approximately 13.2% of the Group’s total purchases and the purchases attributable to the Group’s largest supplier represented approximately 3.1%.

None of the Directors, their associates or any shareholders that, to the knowledge of the Directors, own more than 5% of the Company’s issued share capital, has any interest in the share capital of any of the five largest customers or suppliers of the Group.

CONNECTED TRANSACTIONS

During the year, the Group had entered into the following on-going connected transactions (“On-going Connected Transactions”) as defined under Chapter 14 of the then Listing Rules:

RMB’000
Purchases of materials and component parts by Shenyang Automotive from subsidiaries and associates of JinBei	415,724
Purchases of materials and component parts by Xing Yuan Dong from subsidiaries and associates of JinBei	538,961
Purchases of materials and component parts by Dongxing from subsidiaries and associates of JinBei	17,801
Purchases of materials and component parts by Ningbo yuming from subsidiaries and associates of Mr. Qin, a substantial shareholder of Ningbo Yuming	29,680
Sale of automobiles and automotive component parts by Shenyang Automotive to subsidiaries and associates of JinBei	148,991
Sales of automotive component parts by Dongxing to a subsidiary of JinBei	45

On 26th February, 2003, waivers were granted by the Stock Exchange from strict compliance with the requirements as stipulated in Chapter 14 of the Listing Rules in respect of the On-going Connected Transactions, subject to certain conditions.

Report of Directors (Cont’d)

The independent non-executive Directors of the Company confirmed that all the On-going Connected Transactions in 2003 to which any member of the Group was a party:

1.	had been entered into by the Group in the ordinary and usual course of its business;

2.	had been entered into either (a) on normal commercial terms or (b) on terms not less favourable than those available to or from (as the case may be) independent third parties, or (c) where there is no available comparison for the purpose of determining whether (a) or (b) is satisfied, on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

3.	had not exceeded the relevant annual caps as approved by the Stock Exchange.

The auditors of the Company have reviewed the On-going Connected Transactions and confirmed to the Directors that:

1.	the Directors had approved the On-going Connected Transactions;

2.	the On-going Connected Transactions had been entered into in accordance with the terms of the related agreements governing such transactions; and

3.	the On-going Connected Transactions had not exceeded the relevant annual caps as approved by the Stock Exchange.

During the year, the Group had also entered into the following connected transactions as defined under the then Chapter 14 of the Listing Rules:

1.	At the special general meeting held on 26th February, 2003, shareholders of the Company approved the increase of the registered capital and total investment of Shenyang Automotive, a subsidiary of the Company, by an amount of US$273 million (the “Capital Increase”). The increase in capital was contributed by the Company and JinBei in proportion to their then equity interests in Shenyang Automotive (i.e. the Company’s portion being US$139.23 million and JinBei’s portion being US$133.77 million). While the Company contributed the US$139.23 million by dividend receivable, JinBei injected the US$133.77 million partly by cash and partly by transferring to Shenyang Automotive the technology of components used by Shenyang Automotive mainly in the manufacturing of Zhonghua sedans and certain training facilities. The Capital Increase constitutes a connected transaction for the Company under Chapter 14 of the then Listing Rules.

2.	On 27th March, 2003, SJAI, an indirect subsidiary of the Company, entered into a joint venture contract (“JV Contract”) with BMW Holding BV in relation to the establishment of a joint venture (“JV”) in the PRC. The registered capital and total investment cost of the JV is Euro 150 million and Euro 450 million, respectively. The JV is to be owned as to 50% by each of SJAI and BMW Holding BV and is for a term of 15 years from the date of issuance of business license. Prior to the establishment of the JV, the Company has

Report of Directors (Cont’d)

provided a guarantee (the “BMW Guarantee”) to BMW Holding BV guaranteeing the performance by SJAI of its obligations under the JV Contract. A reciprocal guarantee was provided by BMW AG to SJAI in respect of the obligations of BMW Holding BV under the JV Contract. The provision of the BMW Guarantee constitutes a connected transaction for the Company under Chapter 14 of the then Listing Rules.

3.	In April 2003, Xing Yuan Dong, a wholly owned subsidiary of the Company, entered into a guarantee agreement with JinBei, pursuant to which Xing Yuan Dong agreed to provide a guarantee (the “XYD Guarantee”) in respect of a loan amounted to RMB300 million (the “Loan”) by a bank to JinBei as secured by an indemnity given by JinBei in favour of Xing Yuan Dong (the “Indemnity”). The XYD Guarantee and the Indemnity will continue during the term of the Loan until the Loan together with interest therein is repaid in full. As at 31st December, 2003, the outstanding Loan amount of JinBei was RMB100 million. The provision of the XYD Guarantee constitutes a connected transaction for the Company under Chapter 14 of the then Listing Rules and has been approved by the Company’s shareholders at the special general meeting held on 26th February, 2003.

4.	On 28th April, 2003, Shenyang Xinjinbei Investment and Development Co., Ltd. (“SXID”), an indirect subsidiary of the Company, entered into an agreement with Shenyang ,JinBei Automobile Industry Company Limited, the then substantial shareholder of SJAI, for the acquisition of an additional 9% interest in SJAI for a consideration of RMB135 million. Upon completion of the acquisition, the Company’s effective interest in the JV with BMW Holding BV increased from 40.5% to 44.55%. The transaction constitutes a connected transaction for the Company under Chapter 14 of the Listing Rules.

5.	On 16th December, 2003, Xing Yuan Dong entered into a share transfer agreement with Shenyang Automobile Industry Asset Management Company Limited, the then substantial shareholder of SXID, in relation to the transfer of an additional 9% interest in SXID to Xing Yuan Dong for a consideration of RMB135 million. As a result of the acquisition, SXID is 99% owned by Xing Yuan Dong. Accordingly, the Company’s effective interest in the JV with BMW Holding BV was increased from 44.55% to 49%. The acquisition constitutes a connected transaction for the Company under Chapter 14 of the Listing Rules.

Save as disclosed above, in the opinion of the Directors, the transactions disclosed as related party transactions in note 40 to the accounts do not constitute connected transactions as defined under the Listing Rules in force at the time of the entering into of the relevant transactions.

CODE OF BEST PRACTICE AND AUDIT COMMITTEE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year, except that the independent non-executive Directors of the Company are not appointed for specific terms and are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company’s bye-laws.

Report of Directors (Cont’d)

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the audited consolidated accounts for the year ended 31st December, 2003.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for appointment. A resolution will be submitted to the annual general meeting to authorise the Board to appoint auditors and to fix their remuneration.

By order of the Board

Wu Xiao An
(also known as Ng Siu On)
Chairman

Hong Kong,
22nd April, 2004

Auditors’ Report

TO THE SHAREHOLDERS OF BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the accounts on pages 26 to 96 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company’s directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Auditors’ Report (Cont’d)

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December, 2003 and of the Group’s profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong,
22nd April, 2004

Consolidated Profit and Loss Account
For the year ended 31st December, 2003

			2003	2002
	Note(s)		RMB’000	RMB’000
				(Note 41)
Turnover	3,40	(a)	10,109,557	7,319,455
Cost of sales	40	(a)	(7,727,125)	(5,411,134)

Gross profit			2,382,432	1,908,321
Other revenue	3		178,137	51,296
Selling expenses			(621,266)	(364,491)
General and administrative expenses	40	(a)	(615,591)	(625,020)
Other Operating expenses			(51,347)	(50,286)

Operating profit	4		1,272,365	919,820
Interest income	3, 5		52,672	43,617
Interest expense	6		(167,111)	(171,286)
Share of profits less losses of:
Jointly controlled entities			(36,853)	92,724
Associated companies			131,954	20,704

Profit before taxation			1,253,027	905,579
Taxation	7		(153,033)	(146,610)

Profit after taxation			1,099,994	758,969
Minority interests			(163,547)	(108,122)

Profit attributable to shareholders	8		936,447	650,847

Dividends declared	9		77,751	35,295

Basic earnings per share	12		RMB0.2554	RMB0.1775

Diluted earnings per share	12		RMB0.2533	N/A

Balance Sheets
As at 31st December, 2003

			Consolidated		Company
			2003	2002	2003	2002
	Note(s)		RMB’000	RMB’000	RMB’000	RMB’000
				(Note 41)		(Note 41)
Non-current assets
Intangible assets	13		1,220,476	624,966	—	—
Goodwill	14		365,884	390,174	—	—
Long-term prepayments	15,40	(a)	106,217	88,687	106,217	88,687
Fixed assets	16,30		3,353,819	3,103,091	3,783	1,016
Construction-in-progress	17		570,233	453,028	—	—
Investments in subsidiaries	18		—	—	7,544,921	4,996,778
Investments in associated companies	19		322,358	185,921	—	—
Investments in jointly controlled entities	20		1,354,526	710,261	—	—
Prepayment for a long-term investment	21		600,000	—	—	—
Investment securities	22		17,305	17,305	—	—
Deferred expenses — non-current portion	23		34,193	—	—	—
Deferred tax assets	32		39,555	38,041	—	—
Other long-term assets			16,990	2,328	—	—

Total non-current assets			8,001,556	5,613,802	7,654,921	5,086,481

Current assets
Cash and cash equivalents			1,832,298	1,289,150	40,006	27,497
Short-term bank deposits			1,670,596	773,389	30,753	—
Pledged short-term bank deposits	29,37		2,264,584	1,350,000	—	—
Deferred expenses — current portion	23		8,920	—	—	—
Notes receivable	26,29		827,452	469,744	—	—
Notes receivable from affiliated companies	40	(c)	527,175	212,985	—	—
Accounts receivable	25		90,017	15,275	—	—
Amounts due from affiliated companies	40	(b)	774,188	774,066	—	—
Other receivables	27,40	(d)	500,887	848,146	1,565	—
Prepayments and other current assets	40	(d)	318,523	437,135	727	809
Inventories	24		1,228,364	788,365	—	—
Advances to affiliated companies	40	(h)	243,482	1,304,696	6,365	444,505

Total current assets			10,286,486	8,262,951	79,416	472,811

Balance Sheets (Cont’d)
As of 31st December, 2003

			Consolidated		Company
			2003	2002	2003	2002
	Note(s)		RMB’000	RMB’000	RMB’000	RMB’000
						(Note 41)
Current liabilities
Short-term bank loans	30		—	150,000	—	—
Notes payable	29		4,783,966	3,937,403	—	—
Notes payable to affiliated companies	40	(f)	35,431	—	—	—
Accounts payable	28		1,124,053	1,075,582	—	—
Amounts due to affiliated companies	40	(e)	684,854	729,369	—	—
Customer advances			216,833	302,039	—	—
Other payables			563,735	352,54	—	3,437
Dividends payable to joint venture partners			—	21,618	—	—
Dividends payable			34,117	—	34,117	—
Accrued expenses and other current liabilities			188,774	258,248	42,240	54,522
Income tax payable			115,887	133,920	—	—
Other taxes payable			190,725	209,563	—	—
Advances from affiliated companies	40	(i)	92,642	162,420	9,174	2,517

Total current liabilities			8,031,017	7,332,746	85,531	60,476

Net current assets/ (liabilities)			2,255,469	930,205	(6,115)	412,335

Total assets less current liabilities			10,257,025	6,544,007	7,648,806	5,498,816

Financed by:
Share capital	34,35		303,388	303,194	303,388	303,194
Share premium	35		2,038,423	2,033,916	2,038,423	2,033,916
Reserves	35		4,510,956	3,651,935	3,658,460	3,122,496
Proposed dividends	35		38,885	39,210	38,885	39,210

Shareholders’ funds			6,891,652	6,028,255	6,039,156	5,498,816
Minority interests			1,709,886	515,752	—	—
Non-current liabilities
Convertible bonds	31		1,655,487	—	—	—
Advances from a subsidiary	31		—	—	1,609,650	—

			10,257,025	6,544,007	7,648,806	5,498,816

Wu Xiao An	He Tao
(also known as Ng Siu On)	(also known as Ho To)
Director	Director

Consolidated Statement of Changes in Equity
For the year ended 31st December, 2003

			2003	2002
	Note(s)		RMB’000	RMB’000
Total equity as at 1st January	35	(a)	6,028,255	5,412,703
Profit attributable to shareholders			936,447	650,847
Dividends	9,35	(a)	(77,751)	(35,295)
Issue of ordinary shares	35	(a)	4,701	—

Total equity as at 31st December	35	(a)	6,891,652	6,028,255

Consolidated Cash Flow Statement
For the year ended 31st December, 2003

			2003	2002
	Note		RMB’000	RMB’000
Net cash inflow generated from operations	36	(a)	1,066,142	2,229,094
Interest received			52,672	69,803
Enterprise income tax paid			(163,687)	(112,579)

Net cash inflow from operating activities			955,127	2,186,318

Investing activities
Payments for acquisition of fixed assets and construction-in-progress			(953,300)	(779,804)
Payments for acquisition of intangible assets			(2,587)	(650)
Prepayments for fixed assets			—	(18,305)
Prepayments for an intangible asset			(35,835)	(70,382)
Proceeds received from the disposal of an associated company			200,000	260,000
Decrease/ (increase) in other receivables arising from short-term investment			500,000	(500,000)
Increase in short-term bank deposits			(897,207)	(773,389)
(Increase) /decrease in pledged short-term bank deposits			(914,584)	575,805
Payments for investments in jointly controlled entities			(698,528)	—
Payments for investment in an associated company			(3,750)	—
Prepayment for a long-term investment	21		(600,000)	—
Increase in other receivables	27		(300,000)	—
Proceeds from disposal of fixed assets			118,301	15,600
Payments for other long-term assets			(874)	(1,684)
Decrease/ (increase) in advances to affiliated companies			1,061,214	(987,516)

Net cash outflow from investing activities			(2,527,150)	(2,280,325)

Net cash outflow before financing			(1,572,023)	(94,007)

Consolidated Cash Flow Statement (Cont’d)
For the year ended 31st December, 2003

			2003	2002
	Note		RMB’000	RMB’000
Financing activities	36	(b)
(Decrease) /increase in advances from affiliated companies			(144,383)	108,144
Financing received from a jointly controlled entity	40	(i)	74,605	—
Issuance of bank notes payable			8,674,563	7,658,304
Repayment of bank notes payable			7,828,000)	(7,020,901)
Proceeds from short-term bank loans			—	1,746,930
Repayment of short-term bank loans			(150,000)	(2,002,430)
Interest paid			(165,924)	(202,968)
Dividends paid to joint venture partners			(113,284)	(88,853)
Dividends paid			(43,634)	(35,295)
Proceeds from issuance of convertible bonds	31		1,654,300	—
Payment of direct expenses incurred in connection with the issuance of convertible bonds			(44,599)	—
Capital contributions from joint venture partners			196,826	—
Proceeds from issuance of ordinary shares	35		4,701	—

Net cash inflow from financing			2,115,171	162,931

Increase in cash and cash equivalents			543,148	68,924
Cash and cash equivalents, beginning of year			1,289,150	1,220,226

Cash and cash equivalents, end of year			1,832,298	1,289,150

Notes to the Accounts
(Amounts expressed in RMB unless otherwise stated)

1.	ORGANISATION AND OPERATIONS

Brilliance China Automotive Holdings Limited (the “Company”) was incorporated in Bermuda on 9th June, 1992 with limited liability. The Company’s ADSs and shares are traded on The New York Stock Exchange Inc. and The Stock Exchange of Hong Kong Limited (“SEHK”) respectively. The Company is an investment holding company. The principal activities of the Company’s subsidiaries (together with the Company referred to as the “Group”) are the manufacturing and sale of minibuses, sedans and automotive components in the People’s Republic of China (the “PRC”).

2.	PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a)	Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants (“HKSA”). They have been prepared under the historical cost convention.

In the current year, the Group adopted SSAP 35 “Government Grants and Disclosure of Government Assistance” and SSAP 12 “Income Taxes” issued by the HKSA which were effective for accounting periods commencing on or after 1st July, 2002 and 1st January, 2003, respectively.

The changes to the Group’s accounting policies and the effect of adopting these new policies are set out below.

(b)	Group accounting

(i)	Consolidation

The consolidated accounts of the Group include the accounts of the Company and its subsidiaries made up to 31st December.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(b)	Group accounting (Cont’d)

(i)	Consolidation (Cont’d)

All significant intercompany transactions and balances within the Group, including sales to companies within the Group, are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company’s balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii)	Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group’s share of results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group’s share of net assets of the jointly controlled entities and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

Unrealised gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group’s interest in the jointly controlled entity. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Equity accounting is discontinued when the carrying amount of the investment in a jointly controlled entity reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the jointly controlled entity.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(b)	Group accounting (Cont’d)

(iii)	Associated companies

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group’s share of the results of associated companies for the year, and the consolidated balance sheet includes the Group’s share of the net assets of the associated companies and goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates; unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(iv)	Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheets of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss accounts are translated at the average rate. Exchange differences are dealt with as a movement in reserves.

Cumulative translation adjustments reserves under shareholders’ equity represent exchange differences arising from the Company’s change in functional currency in previous years.

(c)	Intangibles

(i)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary/joint venture/associated company at the date of acquisition.

Goodwill on acquisitions is amortised using the straight-line method over the shorter of the estimated future economic life of 20 years or the remaining lives of the respective joint ventures from their initial recognition.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(c)	Intangibles (Cont’d)

(ii)	Intangible assets

Intangible assets are stated at cost less accumulated amortisation. Amortisation is calculated on a straight-line basis over the estimated useful life of 7 years.

(iii)	Research and development costs

Research costs are expensed as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis over a period which reflects the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

(iv)	Impairment

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and written down immediately to its recoverable amount.

(d)	Fixed assets and depreciation

(i)	Construction-in-progress

Construction-in-progress represents factories and office buildings on which construction work has not been completed and machinery pending installation and which, upon completion, management intends to hold for production purpose or for its own use. Construction-in-progress is carried at cost which includes development and construction expenditure incurred and interest and other direct costs attributable to the development less any accumulated impairment losses. On completion, the construction-in-progress is transferred to fixed assets at cost less provision for impairment losses. Construction-in-progress is not depreciated until such time as the assets are completed and ready for their intended use.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(d)	Fixed assets and depreciation (Cont’d)

(ii)	Fixed assets

Fixed assets, comprising land use rights, buildings, machinery and equipment, furniture, fixtures and office equipment, and motor vehicles, are stated at cost less accumulated depreciation and provision for impairment losses.

(iii)	Depreciation

Fixed assets are depreciated at rates sufficient to write off their cost less estimated residual value of 10% of each asset and less accumulated impairment losses over its estimated useful life on a straight-line basis. The principal annual rates are as follows:

Buildings	5%
Machinery and equipment (excluding special tools and moulds)	10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%

The costs of special tools and moulds included in machinery and equipment are amortised over their estimated productive volume.

Land use rights are amortised on a straight-line basis over the term of the land use period.

The useful life of assets and depreciation method are reviewed periodically.

(iv)	Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in construction-in-progress and fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference among the net sales proceeds, the carrying amount of the relevant asset and other related expenses, and is recognised in the profit and loss account.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(e)	Government grants

A government grant is recognised when there is a reasonable assurance that the Group will comply with the conditions attaching with it and that the grant will be received.

Grants relating to income are deferred and recognised in the profit and loss account over the period necessary to match them with the costs they are intended to compensate.

In the current year, the Company was granted subsidies in the form of “tax refund on reinvestments” amounting to approximately RMB48,497,000 in relation to the Company’s reinvestment of the dividends declared by certain subsidiaries of the Company to those subsidiaries as additional capital contributions by foreign investors. Such subsidies were approved by the relevant local tax bureaus in accordance with the relevant income tax laws in the PRC. All of the approved subsidies were received by the Group during the year and were included in the other revenue in the profit and loss account.

(f)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the profit and loss account on a straight-line basis over the lease periods.

Assets leased out under operating leases are included in fixed assets in the balance sheet. They are depreciated over the expected useful lives on a basis consistent with similar owned fixed assets. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease terms.

(g)	Investment securities

Investment securities are stated at cost less provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to profit and loss account when the circumstances and events that led to the writedowns or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(h)	Inventories

Inventories comprise raw materials, work-in-progress and finished goods and are stated at the lower of cost and net realisable value. Cost, calculated on the moving-average basis, comprises all costs of purchase, direct labour, and an appropriate proportion of all production overhead and other costs incurred in bringing the inventories to their present location and condition. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(i)	Accounts receivable and other receivables

Provision is made against accounts receivable and other receivables to the extent they are considered to be doubtful. Accounts receivable and other receivables are stated net of such provision.

(j)	Cash and cash equivalents and short-term bank deposits

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, and short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

Bank deposits with maturity between three and twelve months are classified as short-term deposits.

(k)	Provisions

Provision is recognised when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. If the Group expects a provision is to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

The Group recognises a provision for repairs or replacement of products still under warranty at the balance sheet date. Minibuses are sold with 24-month or 50,000 kilometers (2002: 18-month or 30,000 kilometers) first-to-occur limited warranty. Zhonghua sedans are sold with 36-month or 60,000 kilometers (2002: 24-month or 40,000 kilometers) first-to-occur limited warranty. During the warranty period, the Group pays service stations for parts and labor covered by the warranty.

The costs of the warranty obligation are accrued at the time the sales are recognised, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The factors used to estimate warranty expenses are reevaluated periodically in light of actual experience.

Notes to the Accounts (Cont’d)

(Amounts expressed in RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(k)	Provisions (Cont’d)

The reconciliation of the changes in the warranty obligation for the year is as follows:

	2003	2002
	RMB’000	RMB’000
Balance as at 1st January	18,854	8,852
Accrual for warranties issued during the year	87,405	31,127
Settlement made during the year	(82,616)	(21,125)

Balance as at 31st December	23,643	18,854

(1)	Employee benefits

(i)	Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii)	Bonus plans

Bonus plans are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii)	Pension obligations

Pursuant to laws and regulations of the PRC, contributions to the basic pension, medical insurance and other benefits for the Group’s PRC staff are made monthly to a government agency based on percentages, ranging from 43.8% to 50.4%, of the standard salary set by the provincial government. Part of such contributions, ranging from 35% to 41.5% is borne by the Group and the remainder is borne by the staff. The government agency is responsible for the pension liabilities relating to such staff on their retirement. The Group accounts for these contributions on an accrual basis.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(l)	Employee benefits (Cont’d)

(iii)	Pension obligations (Cont’d)

Contributions made to the Mandatory Provident Fund Scheme for the Group’s employees in Hong Kong are expensed when incurred.

(m)	Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associated companies and jointly controlled entities, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(n)	Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(o)	Turnover

Turnover represents the invoiced value of goods, net of consumption tax, discounts and returns.

(p)	Revenue recognition

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably, turnover is recognised on the following bases:

(i)	Sale of goods

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(ii)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(iii)	Dividend income Dividend income is recognised when the right to receive payment is established.

(iv)	Subsidy income Accounting policy for recognition of subsidy income is set out in note 2(e) to the accounts.

(q)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the period in which they are incurred.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(r)	Convertible bonds

Convertible bonds were issued at par and are stated in the balance sheet at face value plus accrued interest expense. Direct expenses in connection with the issuance of convertible bonds are capitalised as deferred expenses on the balance sheet and are amortised over the life of the convertible bonds.

(s)	Segment reporting

In accordance with the Group’s internal financial reporting, management has determined that business segments be presented as the primary reporting format. As the whole of the Group’s sales and manufacturing is located in the PRC, management considered that secondary reporting format by geographical segments is not necessary.

Unallocated costs represent corporate expenses. Segment assets consist primarily of intangible assets, fixed assets, inventories, receivables and operating cash, and exclude corporate assets. Segment liabilities comprise operating liabilities and exclude corporate liabilities. Capital expenditure comprises additions to long-term prepayments, intangible assets and fixed assets including capital contributions in the form of intangible assets and fixed assets to the Group.

(t)	Subsequent events

Post-year-end events that provide additional information about a company’s position at the balance sheet date or those that indicate the going concern assumption is not appropriate are reflected in the accounts. Post-year-end events that are not adjusting events are disclosed in the notes to the accounts when material.

(u)	Use of estimates

The preparation of accounts in conformity with accounting principles generally accepted in Hong Kong requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

3.	TURNOVER, REVENUE AND SEGMENT INFORMATION

The principal activities of the Company’s subsidiaries are the manufacturing and sale of (1) minibuses and automotive components; and (2) Zhonghua sedans in the PRC.

	2003	2002
	RMB’000	RMB’000
Turnover
Sales of minibuses and automotive components	6,764,225	6,202,172
Sales of sedans	3,345,332	1,117,283

	10,109,557	7,319,455
Other revenue
Subsidy income	48,497	—
Others	129,640	51,296
Interest income (Note 5)	52,672	43,617

Total revenues	10,340,366	7,414,368

In accordance with the Group’s internal financial reporting, the Group determined that business segments be presented as the only reporting format.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

3.	TURNOVER, REVENUE AND SEGMENT INFORMATION (Cont’d)

The Group is operated in the PRC under the following three main business segments: (1) manufacturing and sale of minibuses and automotive components; (2) manufacturing and sale of Zhonghua sedans; and (3) manufacturing and sale of BMW sedans.

Business segments — 2003

	Manufacturing
	and sale of	Manufacturing
	minibuses and	and sale of	Manufacturing
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans
	RMB’000	RMB’000	RMB’000	Total RMB’000
Segment sales	6,942,411	3,345,332	—	10,287,743
Intersegment sales	(178,186)	—	—	(178,186)

	6,764,225	3,345,332	—	10,109,557

Segment results	1,380,552	23,470	—	1,404,022

Unallocated costs				(131,657)

Operating profit				1,272,365
Interest income				52,672
Interest expense				(167,111)
Share of profits less losses of:
Jointly controlled entities	88,361	—	(125,214)	(36,853)
Associated companies	—	131,187	767	131,954

Profit before taxation				1,253,027
Taxation				(153,033)

Profit after taxation				1,099,994
Minority interests				(163,547)

Profit attributable to shareholders				936,447

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

3.	TURNOVER, REVENUE AND SEGMENT INFORMATION (Cont’d)

Business segments — 2003 (Cont’d)

	Manufacturing
	and sale of	Manufacturing
	minibuses and	and sale of	Manufacturing
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Segment assets	11,144,253	5,329,240	—	16,473,493
Investments in associated companies	—	318,082	4,276	322,358
Investments in jointly controlled entities	794,259	—	560,267	1,354,526
Unallocated assets				137,665

Total assets				18,288,042

Segment liabilities	(6,927,652)	(1,017,834)	—	(7,945,486)
Unallocated liabilities				(1,741,018)

Total liabilities				(9,686,504)

Other disclosures:
Capital expenditure	1,023,356	1,041,544	—	2,064,900
Depreciation of fixed assets	199,226	253,532	—	452,758
Amortisation on intangible assets and goodwill	47,323	227,307		274,630
Net impairment charge	—	12,877	—	12,877

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

3.	TURNOVER, REVENUE AND SEGMENT INFORMATION (Cont’d)

Business segments — 2002

	Manufacturing
	and sale of	Manufacturing
	minibuses and	and sale of
	automotive	Zhonghua
	components	sedans	Total
	RMB’000	RMB’000	RMB’000
	(Note 41)	(Note 41)	(Note 41)
Segment sales	6,283,700	1,117,283	7,400,983
Intersegment sales	(81,528)	—	(81,528)

	6,202,172	1,117,283	7,319,455

Segment results	1,287,637	(245,507)	1,042,130

Unallocated costs			(122,310)

Operating profit			919,820
Interest income			43,617
Interest expense			(171,286)
Share of profits less losses of:
Jointly controlled entities	81,268	11,456	92,724
Associated companies	—	20,704	20,704

Profit before taxation			905,579
Taxation			(146,610)

Profit after taxation			758,969
Minority interests			(108,122)

Profit attributable to shareholders			650,847

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

3.	TURNOVER, REVENUE AND SEGMENT INFORMATION (Cont’d)

Business segments — 2002 (Cont’d)

	Manufacturing
	and sale of	Manufacturing
	minibuses and	and sale of
	automotive	Zhonghua
	components	sedans	Total
	RMB’000	RMB’000	RMB’000
	(Note 41)	(Note 41)	(Note 41)
Segment assets	8,584,022	3,905,418	12,489,440
Investments in associated companies	—	185,921	185,921
Investments in jointly controlled entities	710,261	—	710,261
Unallocated assets			491,131

Total assets			13,876,753

Segment liabilities	(6,138,080)	(1,134,191)	(7,272,271)
Unallocated liabilities			(60,475)

Total liabilities			(7,332,746)

Other disclosures:
Capital expenditure	451,781	315,324	767,105
Depreciation of fixed assets	95,823	117,953	213,776
Amortisation on intangible assets and goodwill	47,230	58,561	105,791
Net reversal of impairment charge on fixed assets	—	25,355	25,355

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

4.	OPERATING PROFIT

Operating profit is stated after charging and crediting the following:

	2003	2002
	RMB’000	RMB’000
		(Note 41)
Charging
Depreciation of fixed assets	452,758	213,776
Loss on disposals of fixed assets	—	5,147
Amortisation of goodwill included in
— General and administrative expenses	24,290	24,290
— Share of profits less losses of:
Jointly controlled entities	21,486	21,486
Associated companies	1,777	3,231
Amortisation of intangible assets included in cost of sales (Note 13)	227,077	56,784
Amortisation of deferred expenses (Note 23)	1,486	—
Net realisable value provision for inventory	32,875	40,761
Provision for impairment losses on fixed assets (tools and moulds)	12,877	972
Provision for impairment losses on investment securities	—	13,058
Staff costs (excluding directors’ emoluments) (Note 10)	371,503	256,384
Cost of inventories sold (including depreciation and amortisation)	7,744,891	5,411,134
Provision for doubtful debts	4,825	18,921
Auditors’ remuneration	2,564	2,558
Exchange loss, net	—	2,786
Research and development costs included in general and administrative expenses	155,599	234,554
Training expenses included in general and administrative expenses	1,218	3,361
Provision for warranty	87,405	31,127
Operating lease rentals on:
— land and buildings and equipment	17,527	21,190
— machinery and equipment	13,274	—

Crediting
Gain on disposals of fixed assets, net	14,004	—
Gain on disposal of an associated company	—	6,014
Provision for doubtful debts written back	5,679	265
Reversal of provision for impairment on fixed assets (tools and moulds)	—	26,327
Exchange gain, net	120	—

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

5.	INTEREST INCOME

	2003	2002
	RMB’000	RMB’000
Interest income from
— Bank deposits	51,188	40,266
— Others	1,484	3,351

	52,672	43,617

6.	INTEREST EXPENSE

	2003	2002
	RMB’000	RMB’000
Interest expense on Bank loans wholly repayable within one year	8,505	28,279
Discounted bank notes	157,419	143,807
Convertible bonds (Note 31)	1,187	—
Less: Interest expense capitalised in construction-in-progress (Note 17)	—	(800)

	167,111	171,286

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

7.	TAXATION

Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the jurisdictions in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	2003	2002
	RMB’000	RMB’000
		(Note 41)
Current taxation:
Hong Kong profits tax	—	—
PRC enterprise income tax	145,654	175,665
Deferred taxation relating to the origination and reversal of temporary differences (Note 32)	(1,514)	(38,041)

	144,140	137,624
Share of taxation of jointly controlled entities:
Current taxation:
PRC enterprise income tax	8,019	8,986
Share of taxation of associated companies:
Current taxation:
PRC enterprise income tax	874	—

Taxation charges	153,033	146,610

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

7.	TAXATION (Cont’d)

The taxation on the Group’s profit before taxation differs from the theoretical amount that would arise using the weighted average taxation rate of the companies within the Group as follows:

	2003	2002
	RMB’000	RMB’000
Profit before taxation	1,253,027	905,579
Calculated at a weighted average statutory taxation rate in the PRC of 22.56% (2002: 26.32%)	282,709	238,332
Effect of tax holiday	(159,516)	(109,326)
Expenses not deductible for taxation purpose	29,840	17,604

	153,033	146,610

Income Tax

The Company was incorporated under the laws of Bermuda and has received an undertaking from the Ministry of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts the Company and its shareholders, other than shareholders ordinarily residing in Bermuda, from any Bermuda taxes computed on profit, income or any capital asset gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until year 2016.

No provision for Hong Kong profits tax has been made to the Company as the Company has no estimated assessable profit for the year.

The subsidiaries are subject to state and local income taxes in the PRC at their respective tax rates, based on the taxable income reported in their statutory accounts in accordance with the relevant state and local income tax laws applicable.

Shenyang Brilliance JinBei Automobile Co., Ltd (“Shenyang Automotive”) is subject to state and local income taxes in the PRC at standard rates of 15% and 3% respectively in accordance with enterprise income tax laws applicable to Sino-foreign equity joint venture enterprises. Shenyang Automotive is exempted from local income tax of 3% as it was designated as ‘Technologically-Advanced Enterprise”. As a result, the effective enterprise income tax rate for Shenyang Automotive was 15% for the year ended 31st December, 2003 (2002:15%).

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

7.	TAXATION (Cont’d)

Income Tax (Cont’d)

Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”) is subject to state and local income taxes in the PRC at standard rates of 15% and 1,5% respectively in accordance with enterprise income tax laws applicable to foreign-invested enterprises (2002: 16.5%).

Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Deng”) is subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws. Xing Yuan Dong received official designation by the local tax authorities as a “New and Technologically-Advanced Enterprise” in 1999. During 2001, Xing Yuan Dong was further designated by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective enterprise income tax rate for Xing Yuan Dong was 7.5% for the year ended 31st December, 2003 (2002: 7.5%).

Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”) is subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively ii accordance with enterprise income tax laws. During 2001, Mianyang Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. Pursuant to he relevant income tax laws in the PRC, Mianyang Ruian is exempted from state and local enterprise income taxes for two years starting from the first profitable year followed by a 50% reduction of enterprise income tax for the next three years. In addition, Mianyang Ruian is also exempted from local enterprise income tax for the five-year period. As a result, the effective tax rate for Mianyang Ruian was 15% for the year ended 31st December, 2003 (2002: exempted).

Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing Automotive”) is subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws. Dongxing Automotive received official designation by the local tax authorities as a “New and Technologically-Advanced Enterprises” and a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC, Dongxing Automotive is exempted from state enterprise income tax for two years starting from the first profitable year in 1999 followed by a 50% reduction of state enterprise income tax for the next three years. In addition, Dongxing Automotive is also exempted from local enterprise income tax for the five-year period. As a result, the effective tax rate for Dongxing Automotive was 7.5% for the year ended 31st December, 2003 (2002: 7.5%).

Other principal subsidiaries operating in the PRC are subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively, based on the respective taxable income reported in their statutory accounts in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

7.	TAXATION (Cont’d)

Value Added Tax (“VAT”) and Consumption Tax

The general VAT rate applicable to sales and purchases of minibuses, sedans and automotive components in the PRC is 17%.

Sales of minibuses and sedans are also subject to consumption tax at standard rates of 3% to 8%.

8.	PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The consolidated profit attributable to shareholders includes a profit of approximately RMB613.4 million (2002: RMB1,394.4 million) which has been dealt with in the accounts of the Company.

9.	DIVIDENDS

	2003	2002
	RMB’000	RMB’000
Dividends declared and paid during the year
— 2003 interim dividends of HK$0.01 (2002: HK$0.004) per ordinary share	38,541	15,690
— 2002 final dividends of HK$0.01 (2001: HK$0.005) per ordinary share	39,210	19,605

	77,751	35,295

At a meeting held on 22nd April, 2004, the directors proposed a final dividend of HK$0.01 per ordinary share. This proposed dividend is not reflected as a dividend payable in these accounts, but is reflected as an appropriation of retained earnings under proposed dividends for the year ended 31st December, 2003.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

10.	STAFF COSTS (EXCLUDING DIRECTORS’ EMOLUMENTS)

	2003	2002
	RMB’000	RMB’000
Wages and salaries	257,839	199,344
Performance related bonuses	16,610	8,931
Pension costs — defined contribution plans (Note 33)	50,544	26,917
Staff welfare costs (Note 33)	46,510	21,192

	371,503	256,384

11.	DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS

(a)	Directors’ emoluments

The aggregate amounts of emoluments payable to the directors of the Company during the year are as follows:

	2003	2002
	RMB’000	RMB’000
Executive directors (including ex-director):
Fees	—	—
Other emoluments
— Basic salaries, allowances and benefits in kind	12,173	17,217
— Performance related bonuses for the year	23,160	12,649
— Additional performance related bonuses for previous year	5,546	—
— Contributions to pension scheme	51	61
— Inducement for joining of the Group as director	—	—
— Compensation paid for loss of office as director	—	—

	40,930	29,927
Independent non-executive directors:
Fees	207	248

	41,137	30,175

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

11.	DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS (Cont’d)

(a)	Directors’ emoluments (Cont’d)

The emoluments of the directors (including ex-director, executive and non-executive directors) analysed by the number of directors and emolument ranges are as set out below. The emoluments represent the amount paid to or receivable by the directors of the Company in the respective financial year and exclude the benefits derived or to be derived from the share options granted or exercised (see Note 34 (b)).

	Number of directors
	2003	2002
Up to HK$1,000,000	4	3
HK$1,000,001—HK$1,500,000	—	—
HK$1,500,001—HK$2,000,000	1	—
HK$2,000,001—HK$2,500,000	—	1
HK$5,000,001—HK$5,500,000	—	4
HK$5,500,001—HK$6,000,000	—	1
HK$8,500,001—HK$9,000,000	1	—
HK$9,000,001—HK$9,500,000	2	—
HK$9,500,001—HK$10,000,000	1	—

	9	9

No directors waived their emoluments during the year (2002: Same).

Notes to the Accounts (cont’d)
(Amounts expressed in RMB unless otherwise stated)

11.	DIRECTORS’AND SENIOR MANAGEMENT’S EMOLUMENTS (Cont’d)

(b)	Five highest paid individuals

Details of emoluments paid to the five highest paid individuals (including directors and other employees) are as follows:

	2003	2002
	RMB’000	RMB’000
Basic salaries, allowances and benefits in kinds	14,159	16,739
Performance related bonus	23,160	10,986
Additional performance related bonuses for previous year	5,546	—
Contributions to pension scheme	51	61

	42,916	27,786

Number of directors	4	5
Number of employees	1	—

The emoluments of the five highest paid individuals analysed by the number of individuals and emolument ranges are set out below. The emoluments represent the amount paid to or receivable by the individuals in the respective financial year and exclude the benefits derived from the share options granted to or exercised by the individuals (see Note 34 (b)).

	Number of individuals
	2003	2002
Emoluments bands
HK$2,000,001—HK$3,500,000	1	—
HK$5,000,001—HK$5,500,000	—	4
HK$5,500,001—HK$6,000,000	—	1
HK$8,500,001—HK$9,000,000	1	—
HK$9,000,001—HK$9,500,000	2	—
HK$9,500,001—HK$10,000,000	1	—

	5	5

During the year, no emoluments were paid to the five highest paid individuals as inducement to join or upon joining the Group or as compensation for loss of office (2002: same).

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

12.	EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit attributable to shareholders of approximately RMB936,447,000 (2002: RMB650,847,000), divided by the weighted average of 3,666,539,983 shares (2002: 3,666,052,900 shares) outstanding during the year.

The diluted earnings per share is based on the adjusted net profit attributable to shareholders of approximately RMB937,634,000 which is the net profit attributable to shareholders for the year adjusted for the accrued interest expense related to the convertible bonds of approximately RMB1,187,000 divided by 3,702,398,310 ordinary shares, being the weighted average number of ordinary shares in issue during the year plus the weighted average number of 3,338,970 ordinary shares deemed to be issued at no consideration if all outstanding options had been exercised (2002: anti-dilutive) and the weighted average number of 32,519,357 ordinary shares deemed to be issued if all the convertible bonds were converted into ordinary shares (2002: N/A).

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

13.	INTANGIBLE ASSETS

		Components
		and parts
	Sedan design	technology
	right	right	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000
	(Note a)	(Note b)
At 1st January, 2003	624,342	—	624	624,966
Addition	—	820,000	2,587	822,587
Amortisation charge (Note 4)	(97,300)	(127,792)	(1,985)	(227,077)

At 31st December, 2003	527,042	692,208	1,226	1,220,476

At 31st December, 2003
Cost	681,100	820,000	3,237	1,504,337
Accumulated amortisation	(154,058)	(127,792)	(2,011)	(283,861)

Net book amount	527,042	692,208	1,226	1,220,476

At 31st December, 2002
Cost	681,100	—	650	681,750
Accumulated amortisation	(56,758)	—	(26)	(56,784)

	624,342	—	624	624,966

     Note:

(a)	Sedan design right with original cost of RMB681.1 million represents rights, titles and interests in certain design and engineering agreements and technical assistance agreement in relation to Zhonghua sedan acquired from an affiliated company of Brilliance Holdings Limited (“BHL”).

(b)	Components and parts technology right with original cost of RMB820 million represents rights, titles and interests in the interior design of the components and spare parts for Zhonghua sedan. It was injected by Shenyang JinBei Automotive Company Limited (“JinBei”), the joint venture partner of Shenyang Automotive, as part of its additional capital contributions to Shenyang Automotive during the year at an agreed fair value of RMB820 million (see Note 36(c)).

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

14. GOODWILL

RMB’000
At 1st January, 2003	390,174
Amortisation charge	(24,290)

At 31st December, 2003	365,884

At 31st December, 2003
Cost	439,583
Accumulated amortisation	(73,699)

Net book value	365,884

At 31st December, 2002
Cost	439,583
Accumulated amortisation	(49,409)

Net book value	390,174

15. LONG-TERM PREPAYMENTS

	2003	2002
	RMB’000	RMB’000
Prepayment for an intangible asset	106,217	70,382
Prepayment for fixed assets	—	18,305

	106,217	88,687

Prepayment for an intangible asset represents the cumulative payments made to a third party for the development of an engine project.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

16. FIXED ASSETS

				Furniture,
				fixtures and
	Land use		Machinery and	office	Motor
	rights	Buildings	equipment	equipment	vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
Beginning of year	20,170	789,696	2,944,898	124,876	75,765	3,955,405
Additions	64,405	50,096	264,948	48,814	22,486	450,749
Transfer from construction-in-progress	—	230,909	370,808	36,611	196	638,524
Disposals	—	(2,346)	(419,169)	(19,696)	(12,211)	(453,422)
Reclassifications	—	(32,568)	(77,493)	102,430	7,631	—

End of year	84,575	1,035,787	3,083,992	293,035	93,867	4,591,256

Accumulated depreciation and impairment losses
Beginning of year	10,450	129,807	624,589	56,890	30,578	852,314
Provision for the year	2,153	48,992	346,178	36,525	18,910	452,758
Provision for impairment losses	—	—	12,877	—	—	12,877
Written-back on disposals	—	(3,386)	(52,062)	(14,986)	(10,078)	(80,512)
Reclassifications	—	(4,862)	(7,519)	11,666	715	—

End of year	12,603	170,551	924,063	90,095	40,125	1,237,437

Net book value
End of year	71,972	865,236	2,159,929	202,940	53,742	3,353,819

Beginning of year	9,720	659,889	2,320,309	67,986	45,187	3,103,091

(a)	All the land use rights of the Group are related to land located in the PRC where no individual land ownership right exists. Such land use rights have a duration of not more than 50 years. Buildings of the Group are also located in the PRC.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

16.	FIXED ASSETS (Cont’d)

(b)	Land use rights and buildings amounting to approximately RMB105,427,000 were injected by JinBei as part of its additional capital contributions to Shenyang Automotive during the year (see Note 36(c)).

(c)	In December 2003, Shenyang Automotive disposed of certain machineries and equipment with an aggregate net book value of approximately RMB358,643,000 to the Group’s jointly controlled entity, BMW Brilliance Automotive Ltd (“BMW Brilliance”), at a consideration of approximately RMB384,290,000 which was mutually agreed by both parties. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such machineries and equipment at the purchase price less depreciation upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. These machineries and equipment are maintained and operated by BMW Brilliance for the manufacturing of its products. BMW Brilliance will provide certain services to Shenyang Automotive upon the payment of a service fee which is determined based on the number of Zhonghua sedans produced by Shenyang Automotive using these machineries and equipment at a predetermined formulated unit charge. As of the date of approval of these accounts, the basis of service fees has not yet been finalised and service fees of approximately RMB17,438,000 has accrued as at 31st December, 2003.

(d)	Certain buildings and machineries and equipment of Shenyang Automotive with a net book value of RMB150,000,000 were secured against its short-term bank loans as of 31st December, 2002 (See Note 30).

(e)	Shenyang Automotive transferred the legal titles and ownership of certain buildings with an aggregate net book value of approximately RMB225,185,000 to BMW Brilliance in consideration of approximately RMB248,684,000 and entered into an agreement with BMW Brilliance to lease-back a substantial portion of the buildings. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such buildings at the purchase price less depreciation upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. For financial reporting purposes, the buildings were retained as fixed assets on the balance sheet of the Group and the portion of consideration received from BMW Brilliance up to 31st December, 2003 amounting to approximately RMB74,605,000 is treated as a financing and will be partially offset against the lease rental payable in future years. The remaining balance of approximately RMB174,079,000 will be received from BMW Brilliance when certain conditions specified in the agreement of sale are fulfilled. Such amount will be accounted for as additional financing.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

17. CONSTRUCTION-IN-PROGRESS

	2003	2002
	RMB’000	RMB’000
Beginning of year	453,028	713,219
Additions	755,729	482,095

	1,208,757	1,195,314
Write-off of construction-in-progress	—	(1,575)
Transfer to fixed assets	(638,524)	(740,711)

End of year	570,233	453,028

No interest expense was capitalised during the year (2002: RMB800,000).

18.	INVESTMENTS IN SUBSIDIARIES

As of 31st December, 2003, investments in subsidiaries comprised the following:

		2002
	2003	RMB’000
	RMB’000	(Note 41)
Unlisted shares, at cost (Note a)	4,043,481	1,992,139
Amounts due from subsidiaries:
Interest bearing at rates ranged between 5.0% to 5.8% per annum (Note b)	2,288,873	699,289
Non-interest bearing (Note c)	1,239,263	2,332,046
Provision for impairment	(26,696)	(26,696)

	7,544,921	4,996,778

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

18.	INVESTMENTS IN SUBSIDIARIES (Cont’d)

Details of the Company’s principal subsidiaries are as follows:

				Percentage of equity
				interest/voting right
				attributable to the
	Place of establishment/	Registered capital/ issued and fully		Company
Name	incorporation	paid capital	Legal structure	Directly	Indirectly	Principal activities
Shenyang Brilliance JinBei Automobile Co., Ltd.	Shenyang, the PRC	US$330,360,000	Equity joint venture	51%	—	Manufacturing, assembly and sales of minibuses and sedans

Ningbo Yuming Machinery Industrial Co., Ltd.	Ningbo, the PRC	US$2,500,000	Equity joint venture	—	51%	Manufacturing and sales of automotive components

Shenyang XingYuanDong Automobile Component Co. Ltd.	Shenyang, the PRC	US$150,000,000	Wholly foreign owned enterprise	100%	—	Manufacturing and trading of automotive components

Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ningbo Ruxing”)	Ningbo, the PRC	US$5,000,000	Wholly foreign owned enterprise	100%	—	Manufacturing and trading of automotive components

Mianyang Brilliance Ruian Automotive Components Co., Ltd.	Mianyang, the PRC	US$5,000,000	Wholly foreign owned enterprise	100%	—	Manufacturing and trading of automotive components

Shenyang Brilliance Dongxing Automotive Component Co., Ltd.	Shenyang, the PRC	RMB 12,000,000	Wholly foreign owned enterprise	—	100%	Manufacturing and trading of automotive components

Shenyang Jindong Development Co., Ltd	Shenyang, the PRC	RMB10,000,000	Equity joint venture	—	100%	Trading of automotive components

Shenyang Jianhua Motors Engine Co., Ltd.	Shenyang, the PRC	RMB155,032,500	Equity joint venture	—	100%	Investment holding

China Brilliance Automotive Components Group Limited	Bermuda	US$120,000	Company with limited liabilities	100%	—	Investment holding

Southern State Investment Limited	British Virgin Islands	US$1	Company with limited liabilities	100%	—	Investment holding

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

18. INVESTMENTS IN SUBSIDIARIES (Cont’d)

				Percentage of equity
				interest/voting right
				attributable to the
	Place of establishment/	Registered capital/ issued and fully		Company
Name	incorporation	paid capital	Legal structure	Directly	Indirectly	Principal activities
Beston Asia Investment Limited	British Virgin Islands	US$1	Company with limited liabilities	100%	—	Investment holding

Pure Shine Limited	British Virgin Islands	US$1	Company with limited liabilities	100%	—	Investment holding

Key Choices Group Limited	British Virgin Islands	US$50,000	Company with limited liabilities	100%	—	Investment holding

Brilliance China Automotive Finance Ltd.	British Virgin Islands	US$50,000	Company with limited liabilities	100%	—	Financing

Shenyang ChenFa Automobile Component Co., Ltd	Shenyang, the PRC	US$1,000,000	Wholly owned foreign enterprise	100%	—	Development, manufacturing and sales of engines’ components

Shenyang XinJeiBei Investment and Development Co., Ltd (“SXID”)	Shenyang, the PRC	RMB150,000,000	Company with limited liabilities	—	99%	Investment holding

Shenyang JinBei Automotive Industry Holdings Company Limited (“SJAI”)	Shenyang, the PRC	RMB150,000,000	Company with limited liabilities	—	98%	Investment holding

(a)	The increase during the year was mainly due to additional capital contributions to Shenyang Automotive and Xing Yuan Dong amounting to approximately RMB1,152.6 million and RMB882.0 million respectively through capitalisation of dividends receivable.

(b)	The amounts represent interest-bearing loans to subsidiaries and are unsecured and repayable within 1 to 2 years.

(c)	The amounts are unsecured, interest-free and without fixed repayment terms.

None of the subsidiaries had any loan capital outstanding as of 31st December, 2003.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

19	INVESTMENTS IN ASSOCIATED COMPANIES

Details of investments in associated companies are as follows:

	2003	2002
	RMB’000	RMB’000
		(Note 41)
Share of net assets other than goodwill	293,927	155,714
Goodwill
— Cost	33,667	33,667
— Accumulated amortisation	(5,236)	(3,460)

Investments in associated companies, unlisted shares	322,358	185,921

Details of the Group’s principal associated companies as at 31st December, 2003 are as follows:

		Registered		Percentage of
	Place of	capital/issued		equity interest/
	establishment/	and paid up		voting right held
Name of company	incorporation	capital	Legal structure	indirectly	Principal activities
Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. (“Shenyang Aerospace”)	Shenyang, the PRC	RMB738,250,000	Equity joint venture	12.77%	Manufacturing and sales of automotive engines

Chongqing FuHua Automotive Sales Service Co., Ltd.	Chongqing, the PRC	RMB12,500,000	Equity joint venture	30%	Trading of BMW sedans

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

19	INVESTMENTS IN ASSOCIATED COMPANIES (Cont’d)

Unaudited combined financial information of the associated companies for the year ended 31st December, 2003 is summarised as follows:

	2003	2002
	RMB’000	RMB’000
		(Note 41)
Balance sheet
Non-current assets	1,194,894	641,660
Current assets	1,156,831	1,071,457

Total assets	2,351,725	1,713,117
Current liabilities	(531,350)	(383,179)
Non-current liabilities	(431,791)	(585,402)

Net assets	1,388,584	744,536

Profit and loss account
Turnover	2,343,593	1,061,799

Net profit	631,546	168,916

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

20.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

Details of investments in jointly controlled entities are as follows:

	2003	2002
	RMB’000	RMB’000
		(Note 41)
Share of net assets other than goodwill	1,006,396	340,644
Goodwill
— Cost	407,782	407,782
— Accumulated amortisation	(59,652)	(38,165)

Investments in jointly controlled entities, unlisted shares	1,354,526	710,261

     Details of the jointly controlled entities are as follows:

		Registered		Percentage of
	Place of	capital/issued		equity interest/
	establishment/	and paid up		voting right held
Name of company	incorporation	capital	Legal structure	indirectly	Principal activities
Mianyang Xinchen Engine Co. Ltd.	Mianyang, the PRC	US $24,120,000	Equity joint venture	50%	Manufacturing and sales of automotive engines for minibuses and light duty trucks

Shenyang Xinguang Brilliance Automobile Engine Co., Ltd.	Shenyang, the PRC	RMB60,000,000	Equity joint venture	50%	Manufacturing and sales of automotive engines for minibuses and light duty trucks

BMW Brilliance Automotive Ltd.	Shenyang, the PRC	US$174,000,000	Equity joint venture	49.005%	Manufacturing and sales of BMW sedans

Shenyang HuaBao Automotive Sales Service Co., Ltd.	Shenyang, the PRC	RMB15,000,000	Equity joint venture	50%	Trading of BMW sedans

Shenyang ChenBao Automotive Sales Service Co., Ltd.	Shenyang, the PRC	RMB 5,000,000	Equity joint venture	50%	Trading of BMW sedans

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

20.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (Cont’d)

SJAI and BMW Holdings BV, a wholly owned subsidiary of BMW AG, established a joint venture, BMW Brilliance, on 23rd May, 2003. BMW Brilliance is 50%-owned by each of SJAI and BMW Holdings BV. The business scope of BMW Brilliance is to produce and sell BMW passenger cars, engines, parts and components and to provide after-sales services (including repair and maintenance and sale of spare parts) relating to its products. Profit or loss of BMW Brilliance is shared as to 50% by each of SJAI and BMW Holdings BV, in proportion to their respective proportionate contributions to the registered capital of BMW Brilliance.

Extracts of the financial information of BMW Brilliance for the period ended 31st December, 2003 based on its accounts audited by certified public accountants other than PricewaterhouseCoopers are as follows:

2003
RMB’000
Balance sheet
Non-current assets	1,044,944
Current assets	3,618,675

Total assets	4,663,619
Current liabilities	(3,537,906)

Net assets	1,125,713

Profit and loss account
Turnover	1,785,567

Net loss	(251,343)

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

20.	INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (Cont’d)

Unaudited combined financial information of the other jointly controlled entities for the year ended 31st December, 2003 is summarised as follows:

	2003	2002
	RMB’000	RMB’000
		(Note 41)
Balance sheet
Non-current assets	223,304	171,093
Current assets	1,049,951	808,159

Total assets	1,273,255	979,252
Current liabilities	(759,558)	(475,034)

Net assets	513,697	504,218

Profit and loss account
Turnover	1,425,857	1,025,520

Net profit	203,400	222,857

21.	PREPAYMENT FOR A LONG-TERM INVESTMENT

On 29th December, 2003, SJAI (a 98.01% indirectly-owned subsidiary of the Company) and SXID (a 99.0% indirectly-owned subsidiary of the Company) entered into the agreements with the respective sellers in relation to the acquisition of the entire equity interests of Shenyang Automobile Industry Asset Management Company Limited (“SAIAM”) and Shenyang XinJinBei Investment Co., Ltd. (“SXI”), respectively. SAIAM and SXI are interested in 29.9% and 11% of the issued share capital of JinBei, respectively. The consideration for the acquisitions was RMB600 million and was determined after arm’s length negotiations between the parties taking into account the net liabilities position and net asset value of SAIAM and SXI, respectively.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

21.	PREPAYMENT FOR A LONG-TERM INVESTMENT (Cont’d)

The transfer of the entire interest of SAIAM is subject to the approval of State-Owned Assets Supervision and Administration Commission of the State Council and the acquisitions are subject to the granting of a waiver to SXID and SJAI from making an offer for all of the shares of Jinbei under Regulation on Acquisitions of Listed Companies by the China Securities Regulatory Commission. Upon completion of the acquisitions, the Group will be effectively interested in an aggregate of approximately 40.1% of the issued share capital of JinBei.

As at 31st December, 2003, the Group has paid RMB600 million to the shareholders of SAIAM and SXI and the amount was recorded as prepayment for a long-term investment by the Group.

22.	INVESTMENT SECURITIES

	2003	2002
	RMB’000	RMB’000
Equity securities listed in Hong Kong
Cost	30,363	30,363
Provision for impairment	(13,058)	(13,058)

	17,305	17,305

Market value of listed equity securities	26,061	N/A

The open market value of the investment securities as at 31st December, 2002 was not available as the shares were suspended for trading as at 31st December, 2002. The open market value of the investment securities before the then suspension of trading was approximately RMB17,305,000.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

23.	DEFERRED EXPENSES

	2003	2002
	RMB’000	RMB’000
Direct expenses incurred in connection with the issuance of convertible bonds (Note 31)	44,599	—
Amortisation of deferred expenses	(1,486)

	43,113	—
Deferred expenses — current portion	(8,920)	—

Deferred expenses — non-current portion	34,193	—

24.	INVENTORIES

	2003	2002
	RMB’000	RMB’000
Raw materials	731,479	399,183
Work-in-progress	111,459	126,202
Finished goods	447,300	309,563

	1,290,238	834,948
Less: Net realisable value provision for inventories	(61,874)	(46,583)

	1,228,364	788,365

As at 31st December, 2003, the carrying amount of inventories that are stated at net realisable value amounted to RMB56.7 million (2002: RMB44.2 million).

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

25.	ACCOUNTS RECEIVABLE

An aging analysis of accounts receivable is set out below:

	2003	2002
	RMB’000	RMB’000
Less than six months	85,251	9,910
Between six months to one year	1,520	5,422
Between one to two years	1,759	624
Above two years	47,759	51,068

	136,289	67,024
Less: Provision for doubtful debts	(46,272)	(51,749)

	90,017	15,275

The Group’s credit policy is that credit is offered to customers following financial assessment and an established payment record. Security in the form of guarantees or bank notes is obtained from major customers. Credit limits are set for all customers and may be exceeded only with the approval of senior company officers. Customers considered to be of high credit risk are traded on a cash basis. Designated staff monitor accounts receivable and follow up collection with the customers. General credit terms are between 30 days to 90 days.

26.	NOTES RECEIVABLE

Notes receivable are primarily notes received from customers for settlement of trade receivable balances. As of 31st December, 2003, all notes receivable were guaranteed by established banks in the PRC and have maturities of six months or less. Approximately RMB281 million (2002: Nil) of the notes receivables were pledged for the issuance of notes payable (see Note 29).

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

27.	OTHER RECEIVABLES

	2003	2002
	RMB’000	RMB’000
Advance to SAIAM (Note a)	300,000	—
Receivable from an investment company (Note b)	—	500,000
Receivable arising from the disposal of an associated company (Note 19)	20,000	220,000
Subsidies receivable	—	39,029
Others	193,999	103,103

	513,999	862,132
Less: Provision for doubtful debts	(13,112)	(13,986)

	500,887	848,146

(a)	As of 31st December, 2003, an amount of RMB300 million was advanced to SAIAM which will become a subsidiary of the Group after the completion of the acquisition of SAIAM as detailed in Note 21.

(b)	As of 31st December, 2002, an amount of RMB500 million was deposited with an investment company. This arrangement was terminated by the end of 2002 and the deposit was fully refunded in 2003 at the original amount.

28.	ACCOUNTS PAYABLE

An aging analysis of accounts payable is set out below:

	2003	2002
	RMB’000	RMB’000
Less than six months	1,049,822	1,063,477
Between six months to one year	38,836	11,296
Between one to two years	33,621	819
Above two years	1,774	—

	1,124,053	1,075,592

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

29.	NOTES PAYABLE

	2003	2002
	RMB’000	RMB’000
Bank notes	4,783,966	3,937,403

As of 31st December, 2003, the issuance of certain notes payable were pledged by notes receivable of approximately RMB281 million (2002: Nil) and short-term bank deposits of approximately RMB1,857 million (2002: RMB1.350 million).

30.	SHORT-TERM BANK LOANS

	2003	2002
	RMB’000	RMB’000
Secured	—	150,000

The short-term bank loans as of 31st December, 2002 were secured by certain of the Group’s buildings and machineries and equipment (Note 16(d)).

31.	CONVERTIBLE BONDS

	2003	2002
	RMB’000	RMB’000
Convertible bonds issued at par	1,654,300	—
Accrued interest expense (Note 6)	1,187	—

At 31st December	1,655,487	—

On 28th November, 2003, the Company, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd., issued zero coupon guaranteed convertible bonds (the “Bonds”) due 2008 with principal amount of US$200,000,000 (equivalent to approximately RMB1,654.3 million). The Bonds are listed on the Luxembourg Stock Exchange.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

31.	CONVERTIBLE BONDS (Cont’d)

The Bonds are convertible into fully paid ordinary shares of US$0.01 each of the Company at an initial conversion price of HK$4.60 per share, subject to the following two events, at any time on or after 8th January, 2004, and up to and including 14th November, 2008, unless the Bonds previously have been redeemed or previously have matured.

(i)	The Bonds will mature on 28th November, 2008. At any time from 28th November, 2005 through 14th November, 2008, all, or from time to time, some of the aggregate outstanding principal amount of the Bonds is redeemable at the option of Brilliance China Automotive Finance Ltd at the early redemption amount if the closing price of the shares on the SEHK for each of the last 20 consecutive trading days has been at least 130% of the conversion price or if at least 90% in principal amount of the Bonds has been converted, redeemed or purchased and cancelled. Unless previously converted, redeemed or purchased and cancelled, the Bonds will be redeemed at 100% of their outstanding principal amount on 28th November, 2008.

(ii)	All or some of the Bonds may be redeemed at the option of the relevant holder on 28th November, 2006 at 102.27% of their principal amount. The Bonds may also be redeemed, in whole or in part, at the option of the holders at the Early Redemption Amount on the occurrence of a change of control of the Company. The Bonds may also be redeemed at the option of the holders if the shares of the Company cease to be listed or admitted to trading in the SEHK.

As at 31st December, 2003, none of the Bonds had been converted into the ordinary shares of the Company.

The proceeds received, net of direct expenses incurred for the issuance of Bonds, by Brilliance China Automotive Finance Ltd, were advanced to the Company. Such advances are unsecured, interest-free and not repayable within one year from the balance sheet date. The advances received by Company were then loaned to certain subsidiaries of the Company (see Note 18).

Notes to the Accounts (Cont’d)

(Amounts expressed in RMB unless otherwise stated)

32. DEFERRED TAXATION

Deferred taxation are calculated in full on temporary differences under the liability method using the principal taxation rate of the relevant entities within the Group.

The movements on the deferred tax assets account are as follows:

	2003	2002
	RMB’000	RMB’000
At 1st January	38,041	—
Deferred taxation credited to profit and loss account (Note 7)	1,514	38,041

At 31st December	39,555	38,041

The movements in deferred tax assets during the year are as follows:

					Provision for
	Provisions and		Pre-operating		impairment of fixed
	accruals		expenses		assets
	2003	2002	2003	2002	2003	2002
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 1st January	21,212	—	16,829	—	—	—
Credited (charged) to profit and loss account	8,969	21,212	(16,829)	16,829	2,751	—

At 31st December	30,181	21,212	—	16,829	2,751	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Amortisation of
	intangible assets		Total
	2003	2002	2003	2002
	RMB’000	RMB’000	RMB’000	RMB’000
At 1st January	—	—	38,041	—
Credited (charged) to profit and loss account	6,623	—	1,514	38,041

At 31st December	6,623	—	39,555	38,041

	2003	2002
	RMB’000	RMB’000
The amounts shown in the balance sheet include the following:
Deferred tax assets to be recovered after more than 12 months	39,555	38,041

Notes to the Accounts (Cont’d)

(Amounts expressed in RMB unless otherwise stated)

33. RETIREMENT PLAN AND EMPLOYEES’ BENEFIT

As stipulated by the regulations of the PRC government, the Company’s subsidiaries in the PRC have defined contribution retirement plans for their employees. The PRC government is responsible for the pension liability to these retired employees. The Company’s subsidiaries are required to make specified contributions for the state-sponsored retirement plan at 22% to 23.5% of the basic salary costs of their staff for 2003 (2002: 23.5% to 25%) payable to a Chinese insurance company. The retirement plan contributions payable for the year ended 31st December, 2003 was approximately RMB50.4 million (2002: RMB26.8 million).

In addition to the pension contributions, pursuant to the relevant laws and regulations of the PRC, the Company’s subsidiaries are required to provide benefits such as housing funds, medical insurance and unemployment insurance for their PRC employees. These provisions, which were approximately RMB46.5 million (2002: RMB21.2 million) for 2003, have been calculated at a certain percentage (approximately 13% to 18% in 2003 and 11% to 18.9% in 2002) of the employees’ basic salaries.

The Group’s Hong Kong employees are covered by the mandatory provident fund which is managed by an independent trustee. The Group and its Hong Kong employees each makes monthly contributions to the scheme at 5% of the employees’ cash income with the maximum contributions by each of the Group and the employees limited to HK$1,000 per month. The retirement benefit scheme cost charged to the profit and loss account represents contributions payable by the Company to the fund. During the year ended 31st December, 2003, contributions amounting to HK$150,000 (2002: HK$146,000) were made.

Notes to the Accounts (Cont’d)

(Amounts expressed in RMB unless otherwise stated)

34. SHARE CAPITAL AND SHARE OPTIONS

(a) Share capital

	2003		2002
	Number of		Number of
	shares	Amount	shares	Amount
	’000	’000	’000	’000
Authorised:
Ordinary shares of US$0.01 each	5,000,000	US$50,000	5,000,000	US$50,000

Issued and fully paid:
Ordinary shares of US$0.01 each
At 1st January	3,666,053	RMB303.194	3,666,053	RMB303,194
Issue of shares (Note b)	2,338	RMB194	—	—

At 31st December	3,668,391	RMB303,388	3,666,053	RMB303,194

(b) Share options

Original share option scheme approved in 1999

On 18th September, 1999, the Company approved a share option scheme under which the directors may, at their discretion, at any time during the ten years from the date of approval of the scheme, invite employees of any member company of the Group, including executive directors, to take up share options of the Company. The maximum number of shares on which options may be granted may not exceed 10% of the issued share capital of the Company excluding any shares issued on the exercise of options from time to time. The exercise price in relation to each option offer shall be determined by the directors at their absolute discretion, but in any event shall not be less than the greater of (i) 80 percent of the average of the official closing price of the shares on SEHK for the five trading days immediately preceding the relevant offer date or (ii) the nominal value of the shares. The directors may determine and adjust the period within which the relevant grantee may exercise his or her option and the proportion of the options to be exercised in each period, so long as the period within which the option must be exercised is not more than ten years from the date of grant of the option.

In 2001, share options were granted to certain directors and employees of the Group, entitling them to subscribe for a total of 31,800,000 ordinary shares of the Company at HK$1.896 per ordinary share. The exercisable period of these options is from 2nd June, 2001 to 1st June, 2011.

Notes to the Accounts (Cont’d)

(Amounts expressed in RMB unless otherwise stated)

34. SHARE CAPITAL AND SHARE OPTIONS (Cont’d)

(b) Share options (Cont’d)

Original share option scheme approved in 1999 (Cont’d)

A summary of the movements of outstanding share options granted under the scheme during the year is as follows:

	2003	2002
	Number of	Number of
	share	share
	options	options
Beginning of year	17,828,000	31,800,000
Granted during the year	—	—
Exercised during the year	(2,338,000)	—
Cancelled/Lapsed during the year	—	(13,972,000)

Outstanding at end of year	15,490,000	17,828,000

New share option scheme approved in 2002

On 28th June, 2002, the Company adopted a new share option scheme (the “New Scheme”) in compliance with the amendments to Chapter 17 of the listing rules of the SEHK which came into effect on 1st September, 2002. The New Scheme came into effect on 15th July, 2002 and the original share option scheme adopted by the Company on 18th September, 1999 (as described above) was terminated. Any new share option granted after 15th July, 2002 will be in accordance with the terms of the New Scheme, but the outstanding share option granted under the original scheme will not be affected. Pursuant to the New Scheme, the Company’s Board of Directors may grant options to the participants (including the Group’s employees, non-executive directors, suppliers and customers, etc.) to subscribe for the Company’s shares at a price which shall not be lower than the higher of:

(i)	the closing price of the shares on the relevant Stock Exchange as stated in such Stock Exchange’s quotation sheet on the date of grant, which must be a trading date;

(ii)	the average closing price of the shares on the relevant Stock Exchange as stated in such Stock Exchange’s quotation sheets for the five trading days immediately preceding the date of grant; and

(iii)	the nominal value of the shares.

As of 31st December, 2003, no share option was granted under the New Scheme.

Notes to the Accounts (Cont’d)

(Amounts expressed in RMB unless otherwise stated)

     34. SHARE CAPITAL AND SHARE OPTIONS (Cont’d)

     (b) Share options (Cont’d)

Call Option Agreements

On 18th December, 2002, Huachen Automotive Group Holdings Company Limited (“Huachen”) entered into a principal agreement (the “Principal Agreement”) with the Chinese Financial Education Development Foundation (the “Foundation”), the then substantial shareholder, to purchase from the Foundation a total of 1,446,121,500 ordinary shares, representing approximately 39.446% of the then issued share capital of the Company and the Foundation’s entire shareholding interest in the Company. Completion of the Principal Agreement took place upon signing.

On 18th December, 2002, each of Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Su Qiang (also known as Mr. So Keung), Mr. Hong Xing and Mr. He Tao (also known as Mr, Ho To) (the “Management Directors”) entered into a call option agreement (“Call Option Agreements”) with Huachen, immediately after the Principal Agreement was entered into and after completion of the sale and purchase of the ordinary shares pursuant thereto. Pursuant to the terms of the Call Option Agreements, Huachen granted to each of the Management Directors a call option in respect of a specified number of shares, totalling 346,305,630 shares in aggregate and representing approximately 9.446% of the then issued share capital of the Company, at an exercise price of HK$0.95 per Share. Each call option is exercisable in whole or in part at any time during the period of 3 years commencing from the date falling 6 months after the earlier of: (a) the end of the general offer made to the remaining shareholders by Huachen and the Management Directors dated 18th December, 2002 (the “Offer”); and (b) the close of the Offer in accordance with the offer document issued by the offerors in respect of the Offer as required under the Hong Kong Code on Takeovers and Mergers. The Offer closed on 6th February, 2003.

Under the terms of the Call Option Agreements, the Management Directors may elect to pay the exercise price in full or to pay 10% of the exercise price at the time of exercise of the option. If the Management Directors elect the latter payment option, the balance of the exercise price will be payable within a 3-year period after the date of completion of the purchase of the relevant shares pursuant to the exercise of such option, and the share will be pledged as security in favour of Huachen until full payment of the exercise price.

As of 31st December, 2003, none of the call options were exercised.

Notes to the Accounts (Cont’d)

(Amounts expressed in RMB unless otherwise stated)

35. EQUITY AND RESERVES

(a) Consolidated

			Cumulative
			translation	Dedicated	Capital	Retained
	Ordinary	Share	adjustments	capital	reserve	earnings		Proposed
	shares	premium	reserve	(Note i)	(Note in)	(Note it)	Total	dividend
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 1st January, 2002	303,194	2,033,916	39,179	71,356	—	2,945,453	5,393,098	19,605
Dividends declared during the year	—	—	—	—	—	(15,690)	(15,690)	15,690
Distributions during the year	—	—	—	—	—	—	—	(35,295)
Profit for the year	—	—	—	—	—	650,847	650,847	—
Transfer to dedicated capital	—	—	—	60,823	—	(60,823)	—	—
Dividends declared subsequent to year end	—	—	—	—	—	(39,210)	(39,210)	39,210

At 31st December, 2002	303,194	2,033,916	39,179	132,179	—	3,480,577	5,989,045	39,210
Issue of ordinary shares (Note 34)	194	4,507	—	—	—	—	4,701	—
Dividends declared during the year	—	—	—	—	—	(38,541)	(38,541)	38,541
Distributions during the year	—	—	—	—	—	—	—	(77,751)
Profit for the year	—	—	—	—	—	936,447	936,447	—
Transfer to dedicated capital	—	—	—	99,989	—	(99,989)	—	—
Capitalisation of dedicated capital (Note iii)	—	—	—	(120,000)	120,000	—	—	—
Dividends declared subsequent to year end	—	—	—	—	—	(38,885)	(38,885)	38,885

At 31st December, 2003	303,388	2,038,423	39,179	112,168	120,000	4,239,609	6,852,767	38,885

Company and subsidiaries	303,388	2,038,423	39,179	112,168	120,000	4,209,805	6,822,963	38,885
Jointly controlled entities	—	—	—	—	—	(50,180)	(50,180)	—
Associated companies	—	—	—	—	—	79,984	79,984	—

At 31st December, 2003	303,388	2,038,423	39,179	112,168	120,000	4,239,609	6,852,767	38,885

Notes to the Accounts (Cont’d)

(Amounts expressed in RMB unless otherwise stated)

35. EQUITY AND RESERVES (Cont’d)

(a) Consolidated (Cont’d)

(i)	As stipulated by the relevant laws and regulations for foreign-invested enterprises in the PRC, the Company’s subsidiaries are required to maintain discretionary dedicated capital, which includes a general reserve fund, an enterprise expansion fund and a staff welfare and incentive bonus fund. The dedicated capital is to be appropriated from statutory net profit as stipulated by statute or by the board of directors of respective subsidiaries and recorded as a component of shareholders’ equity. For the year ended 31st December, 2003, appropriations of approximately RMB100.0 million (2002: RMB60.8 million) to the general reserve fund were made by subsidiaries of the Company. No appropriation to the enterprise expansion fund was made by the subsidiaries (2002: Nil). Under generally accepted accounting principles in Hong Kong (“HK GAAP”), the appropriation for the staff welfare and incentive bonus fund is charged to profit and loss account.

(ii)	Distributions received from the Company’s subsidiaries are denominated in U.S. Dollars and are translated at the prevailing unified exchange rate in the PRC. Total accumulated distributable profits of these subsidiaries as of 31st December, 2003 amounted to approximately RMB647.3 million (2002: RMB325.8 million). The distributable profits of subsidiaries are different from the amounts reported under HK GAAP.

(iii)	As approved by the board of directors of Xing Yuan Dong in accordance with the relevant laws and regulations, dedicated capital of Xing Yuan Dong amounting to RMB120 million was released for capitalisation of paid-in capital. Such release of dedicated capital is credited to the capital reserve.

Notes to the Accounts (Cont’d)

(Amounts expressed in RMB unless otherwise stated)

35. EQUITY AND RESERVES (Cont’d)

(b) Company

			Cumulative
			translation
	Ordinary	Share	adjustments	Retained		Proposed
	shares	premium	reserve	earnings	Total	dividend
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 1st January, 2002	303,194	2,033,916	39,179	1,743,812	4,120,101	19,605
Dividends declared during the year	—	—	—	(15,690)	(15,690)	15,690
Distributions during the year	—	—	—	—	—	(35,295)
Profit for the year	—	—	—	1,394,405	1,394,405	—
Dividends declared subsequent to year end	—	—	—	(39,210)	(39,210)	39,210

At 31st December, 2002	303,194	2,033,916	39,179	3,083,317	5,459,606	39,210
Issue of ordinary shares (Note 34)	194	4,507	—	—	4,701	—
Dividends declared during the year	—	—	—	(38, 541)	(38,541)	38,541
Distributions during the year	—	—	—	—	—	(77,751)
Profit for the year	—	—	—	613,390	613,390	—
Dividends declared subsequent to year end	—	—	—	(38,885)	(38,885)	38,885

At 31st December, 2003	303,388	2,038,423	39,179	3,619 ,281	6,000,271	38,885

The directors consider that the Company had approximately RMB3,658.2 million (2002: RMB3,122.5 million) available for distribution to shareholders (including dividend proposed subsequent to year end) as of 31st December, 2003. Please also refer to Note 35(a) (i) and (ii) for details on distribution of profit.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

36. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a)	Reconciliation of profit before taxation to net cash inflow from operating activities:

	2003	2002
	RMB’000	RMB’000
		(Note 41)
Profit before taxation	1,253,027	905,579
Share of profits less losses of:
Jointly controlled entities	37,310	(92,724)
Associated companies	(132,411)	(20,704)
Interest income	(52,672)	(43,617)
Interest expense	167,111	171,286
Gain on disposal of an associated company	—	(6,014)
Depreciation of fixed assets	452,758	213,776
Amortisation of goodwill of subsidiaries	24,290	24,290
Amortisation of intangible assets	227,077	56,784
Amortisation of deferred expenses	1,486	—
(Gain) /loss on disposals of fixed assets	(14,004)	5,147
Provision for doubtful debts	4,825	18,921
Provision for doubtful debts written back	(5,679)	(265)
Net realisable value provision for inventory	32,875	40,761
Provision for impairment losses on tools and moulds	12,877	972
Reversal of provision for impairment on tools and moulds	—	(26,327)
Write-off of construction-in-progress	—	1,575
Provision for impairment losses on investment securities	—	13,058
(Increase) /decrease in accounts receivable	(73,888)	8,279
Increase in notes receivable	(357,708)	(234,577)
(Increase) /decrease in notes receivable from affiliated companies	(314,190)	473,884
Decrease/ (increase) in amounts due from affiliated companies	268,881	(163,354)
Increase in other receivables	(40,307)	(14,700)
Decrease/ (increase) in prepayments and other current assets	118,612	(66,232)
Increase in inventories	(492,915)	(202,157)
Increase in non-current assets	(13,786)	—
Increase in accounts payable	48,461	409,376
Increase in notes payable to affiliated companies	35,431	—
(Decrease) /increase in amounts due to affiliated companies	(29,516)	237,290
(Decrease) /increase in customer advances	(85,206)	218,480
Increase in other payables	81,715	69,094
(Decrease) /increase in accrued expenses and other current liabilities	(69,474)	185,249
(Decrease) /increase in other taxes payable	(18,838)	45,964

Net cash inflow generated from operations	1,066,142	2,229,094

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

36. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Cont’d)

(b)	An analysis of changes in financing during the year is as follows:

	Share		Advances
	capital and		from
	share	Short-term	affiliated	Minority	Bank notes	Convertible
	premium	bank loans	companies	interests	payable	bonds
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balances as of 1st January, 2002	2,337,110	405,500	54,276	522,379	3,300,000
Distributions during the year	—	—	—	(114,749)	—	—
Increase in advances from affiliated companies	—	—	108,144	—	—	—
Net increase in bank notes payable	—	—	—	—	637,403	—
Share of profit by joint venture partners	—	—	—	108,122	—	—
Net decrease in short-term bank loans	—	(255,500)		—	—	—

Balances as of 31st December, 2002	2,337,110	150,000	162,420	515,752	3,937,403	—
Distributions during the year	—	—	—	(91,666)	—	—
Decrease in advances from affiliated companies	—	—	(69,778)	—	—	—
Net increase in bank notes payable	—	—	—	—	846,563	—
Share of profit by joint venture partners	—	—		163,547	—	—
Cash capital contributions from joint venture partners	—	—	—	196,826	—	—
Non-cash capital contributions from joint venture partners (Note 36(c))	—	—	—	925,427	—	—
Repayment of short-term bank loans	—	(150,000)	—	—	—	—
Issue of convertible bonds	—	—	—	—	—	1,654,300
Accrual of interest expenses	—	—	—	—	—	1,187
Issue of ordinary shares	4,701	—	—	—	—	—

Balances as of 31st December, 2003	2,341,811	—	92,642	1,709,886	4,783,966	1,655,487

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

36. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Cont’d)

(c)	Major non-cash transaction for the year ended 31st December, 2003 is as follows:

As approved by the joint venture partners of Shenyang Automotive, the registered capital and total investment of Shenyang Automotive was increased by approximately RMB2,260 million, which was contributed by the Company and JinBei in proportion to their original equity interests in Shenyang Automotive. The Company contributed 51% of the increase in paid-in capital by way of capitalising its dividends receivable from a subsidiary amounting to approximately RMB 1,152.6 million. JinBei has contributed the remaining 49% of the paid-in capital by injecting land and buildings amounting to approximately RMB 105.4 million (Note 16), components and parts technology right amounting to approximately RMB820 million (Note 13) and approximately RMB 182 million in cash.

37. CONTINGENCIES

(a)	As of 31st December, 2003, the Group had bank notes of approximately RMB1,492 million (2002: RMB1,414 million) which were endorsed or discounted but not yet honored.

(b)	As of 31st December, 2003, the Group had provided the following guarantees:

–	Corporate guarantees of approximately RMB690 million (2002: RMB740 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua Holdings Co., Ltd (“Shanghai Shenhua”);

–	A joint and several proportional guarantee with all the joint venture partners of Shenyang Aerospace on a long-term bank loan of approximately RMB344 Million drawn by Shenyang Aerospace (2002: RMB374 million) which will expire in 2008;

–	Corporate guarantees for bank loans amounting to RMB300 million drawn by an affiliated company of BHL. The same amount of bank deposits was pledged as a collateral for the corporate guarantee;

–	Corporate guarantees for bank loans amounting to RMB100 million drawn by JinBei. The same amount of bank deposits was pledged as a collateral for the corporate guarantee; and

–	A guarantee to BMW Holdings BV guaranteeing the performance by SJAI of its obligations under the joint venture agreement for establishment of BMW Brilliance.

(c)	As of 31st December, 2003, subsidiaries of the Group had issued letter of credits amounting to approximately RMB32 million (2002: RMB44 million). Approximately RMB7.2 million (2002: Nil) of the issued letter of credits was secured by pledged bank deposits.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

37. CONTINGENCIES (Cont’d)

(d)	On 21st January, 2003, a writ dated 21st January, 2003 (the “Writ”) brought by Broadsino Finance Company Limited (“Broadsino”), the Plaintiff, was filed with the Supreme Court of Bermuda and an ex parte Court Order dated 22nd January, 2003 (the “Court Order”) granted by the Supreme Court of Bermuda in favour of Broadsino was served on the registered office of the Company in Bermuda. The Writ alleged that the interest of the Foundation in 1,446,121,500 shares of the Company (the “Sale Shares”) was held in trust for Broadsino and was improperly transferred to Huachen. The Court Order restrained the Company from among other things: (a) registering the transfer of the Sale Shares by the Foundation to Huachen and/or Huachen to certain directors of the Company; or (b) if such transfer has already been registered, registering any further dealings in such Sale Shares, in each case pending determination by the Supreme Court of Bermuda of the legal proceedings initiated by Broadsino against the Company, the Foundation, Huachen and certain directors of the Company. Broadsino claims that the Company was aware of the trust arrangement and further alleges that the Company knowingly participated in a breach of that trust arrangement by allowing the transfer of the Sale Shares from the Foundation to Huachen. Broadsino seeks recovery of the Sale Shares and, in the alternative, damages.

Upon application by the Company, the Court Order was discharged by a judgement of the Supreme Court of Bermuda given on 11th February, 2003. On 26th February, 2003, a statement of claim was filed by Broadsino as a procedural step in furtherance of the legal proceedings. On 10th March, 2003, the Company has taken out summons (the “Strikeout Summons”) at the Supreme Court of Bermuda to have the Writ and the statement of claim struck out. The strikeout proceedings were duly heard before the Supreme Court of Bermuda on 22nd and 23rd July, 2003. On 31st December, 2003 the Supreme Court of Bermuda issued its judgement on the strike-out proceedings, and struck out the Writ in respect of legal proceedings brought by Broadsino against the Company. On 4th March, 2004, Broadsino submitted an application for leave to appeal to the Supreme Court of Bermuda, but at the hearing of the application before the court on 9th March, 2004, ‘Broadsino’s application was refused.

The directors of the Company do not believe this litigation to have any significant impact on the financial position of the Company and of the Group.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

37. CONTINGENCIES (Cont’d)

(e)	On or about 25th October, 2002, the Company was served with a claim lodged by Mr, Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company. The claim was for approximately US$4.3 million (equivalent to approximately RMB35.6 million) with respect to loss of salary plus bonuses, share options and damages for alleged unreasonable dismissal. The claim was dismissed by the Labour Tribunal in Hong Kong on 28th January, 2003, Mr. Yang subsequently applied for a review of this decision. At the review hearing on 4th July, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”). At a directions hearing held on 5th September, 2003, the High Court ordered Mr. Yang to file and serve his statement of claim by 19th September, 2003. On 16th September, 2003, the statement of claim was served on the Company. On 4th November, 2003, the Company filed the defense and counterclaim with the High Court. Further affirmations were filed by Mr, Yang in December 2003, January 2004 and March 2004. On the other hand, the Company also filed additional affirmations in February 2004. Neither court judgement nor hearing has been scheduled up to the date of approval of these accounts. Based on the claims set out in the statement of claim, the directors of the Company do not believe the Action has had or will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to defend the Action vigorously.

38. COMMITMENTS

(a)	Capital commitments

	2003	2002
	RMB’000	RMB’000
Contracted but not provided for:
— Construction projects	515,212	278,701
— Acquisition of equipment and moulds	69,553	335,381
— Others	98,383	96,786

Total	683,148	710,868

Construction projects and acquisition of equipment authorised but not contracted for	983,630	225,375

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

38. COMMITMENTS (Cont’d)

(b)	Operating lease commitments

As at 31st December, 2003, the Group had future aggregate minimum lease payments under non-cancellable operating leases in respect of leased properties as follows:

	Properties
	2003	2002
	RMB’000	RMB’000
Not later than one year	11,526	10,818
Later than one year but not later than five years	17,863	18,341
More than five years	46,687	56,469

Total	76,076	85,628

39.	FUTURE OPERATING LEASE ARRANGEMENTS

As at 31st December, 2003, the Group had future aggregate minimum lease receipts under non-cancellable operating leases as follows:

	2003	2002
	RMB’000	RMB’000
Not later than one year	14,152	—
Later than one year and not later than five years	56,607	—
More than five years	133,264	—

	204,023	—

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

40. RELATED PARTY TRANSACTIONS

An affiliated company is a company in which one or more of the directors or substantial shareholders of the Company have direct or indirect beneficial interest in the company or are in a position to exercise significant influence over the company. Parties are also considered to be affiliated if they are subject to common control or common significant influence.

Save as disclosed elsewhere in the accounts, significant transactions with affiliated parties (these affiliated companies and the Company have certain directors in common and/or other relationships as specified) are detailed as follows:

(a)	Particulars of significant transactions between the companies comprising the Group and affiliated companies in the ordinary course of business during the year are summarised below:

	2003	2002
	RMB’000	RMB’000
		(Note 41)
Sales to JinBei and its affiliated companies	150,637	56,438
Purchases from JinBei and its affiliated companies	986,828	712,061
Sales to Shanghai Shenhua and its affiliated companies	1,984,715	1,664,156
Purchases from Shanghai Shenhua and its affiliated companies	222,940	375,402
Sales to affiliated companies of BHL	504	150,390
Purchases from affiliated companies of BHL	93,498	99,514
Sales to Shanghai Yuantong Automobile Sales and Service Company Limited (“Shanghai Yuantong”)	—	710,100
Sales to jointly controlled entities	171,512	102,024
Purchases from associated companies	1,597,289	1,014,057
Sales to affiliated companies of the joint venture partner of Ningbo Yuming	5,135	—
Purchases from affiliated companies of the joint venture partner of Ningbo Yuming	16,338	14,580
Operating lease rental on machinery and equipment charged by a jointly controlled entity	12,000	—
Management expenses reimbursed to and consultancy fees paid to BHL	—	5,182
Research and development expenses to third parties under contracts assumed from an affiliated company of BHL at original cost	—	45,618
Long-term prepayment for fixed assets and an intangible asset to third parties under contracts assumed from an affiliated company of BHL at original cost	—	88,687

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

40. RELATED PARTY TRANSACTIONS (Cont’d)

The sales and purchases transactions above were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors.

During the year ended 31st December, 2002, JinBei allowed Shenyang Automotive to use the components and parts technology right in the manufacturing of Zhonghua sedan (See Note 13 (b)).

(b)	As of 31st December, 2003, amounts due from affiliated companies arising from trading activities consisted of the following:

	2003	2002
	RMB’000	RMB’000
		(Note 41)
Due from Shanghai Yuantong (Note (i))	355,835	655,835
Due from Shanghai Shenhua and its affiliated companies	54,967	63,608
Due from affiliated companies of BHL	—	41,675
Due from affiliated companies of JinBei	53,242	11,015
Due from affiliated companies of the joint venture partner of Ningbo Yuming	4,408	280
Due from jointly controlled entities	46,453	11,376
Receivable arising from the disposal of machineries and equipment to BMW Brilliance (Note (ii))	269,003	—

	783,908	783,789
Less: Provision for doubtful debts	(9,720)	(9,723)

	774,188	774,066

(i)	Subsequent to 31st December, 2003, RMB350 million of endorsed bank notes were received.

(ii)	The outstanding balance will be settled by BMW Brilliance when certain conditions specified in the agreement of sale are fulfilled (See also Note 16 (c)).

Except for (ii) above, the amounts due from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

40. RELATED PARTY TRANSACTIONS (Cont’d)

The Group’s credit policy is that credit is offered to affiliated companies following financial assessment and an established payment record. These affiliated companies are generally required to settle 25% to 33% of the previous month’s ending balances. The aging analysis of amounts due from affiliated companies is as follows:

	2003	2002
	RMB’000	RMB’000
Less than six months	415,305	291,230
Between six months to one year	21	472,545
Between one to two years	358,751	9,549
Over two years	9,831	10,465

	783,908	783,789

(c)	As of 31st December, 2003, the notes receivable from affiliated companies arising from trading activities consisted of the following:

	2003	2002
	RMB’000	RMB’000
		(Note 41)
Notes receivable from affiliated companies of JinBei	4,505	6,613
Notes receivable from Shanghai Shenhua	487,770	156,240
Notes receivable from Shanghai Yuantong	—	3,325
Notes receivable from affiliated companies of the joint venture partner of Ningbo Yuming	3,000	—
Notes receivable from other affiliated companies of BHL	—	20,807
Notes receivable from associated companies	1,900	—
Notes receivable from jointly controlled entities	30,000	26,000

	527,175	212,985

All the notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of six months or less.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

40. RELATED PARTY TRANSACTIONS (Cont’d)

(d)	At 31st December, 2003, included in prepayments and other current assets were approximately RMB26 million (2002: RMB263 million) of prepayments for purchases of raw materials made to an affiliated company of BHL.

At 31st December, 2003, included in other receivables were outstanding proceeds of RMB20 million (2002: RMB220 million) arising from the disposal of an associated company to an affiliated company in December 2002 (Note 27).

(e)	At 31st December, 2003, amounts due to affiliated companies arising from trading activities consisted of the following:

	2003	2002
	RMB’000	RMB’000
		(Note 41)
Due to associated companies	65,615	99,277
Due to jointly controlled entities	309,781	299,246
Due to Shanghai Shenhua and its affiliated companies	84,417	101,029
Due to JinBei and its affiliated companies	216,559	196,186
Due to affiliated companies of BHL	2,478	21,839
Due to affiliated companies of the joint venture partner of Ningbo Yuming	1,037	10,225
Due to affiliated companies of the joint venture partner of Xinguang Brilliance	4,967	1,567

	684,854	729,369

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

40. RELATED PARTY TRANSACTIONS (Cont’d)

The amounts due to affiliated companies are unsecured and non-interest bearing. Amounts due to affiliated companies are generally settled on a monthly basis at 25% to 33% of the previous month’s ending balance. The aging analysis of amounts due to affiliated companies is as follows:

	2003	2002
	RMB’000	RMB’000
Less than six months	643,547	305,144
Between six months to one year	230	423,363
Between one to two years	40,869	853
Over two years	208	9

	684,854	729,369

(f)	As at 31st December, 2003, the notes payable to affiliated companies arising from trading activities consisted of the following:

	2003	2002
	RMB’000	RMB’000
Notes payable to affiliated companies of JinBei	27,272	—
Notes payable to associated companies	3,919	—
Notes payable to jointly controlled entities	4,140
Notes payable to other affiliated companies	100	—

	35,431	—

(g)	Pursuant to a trademark license agreement, JinBei granted Shenyang Automotive the right to use the JinBei trademark on its products and marketing materials indefinitely.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

40. RELATED PARTY TRANSACTIONS (Cont’d)

(h)	As at 31st December, 2003, the advances to affiliated companies consisted of:

	2003	2002
	RMB’000	RMB’000
Advances to BHL and its affiliated companies	172,955	907,191
Advance to Zhuhai Brilliance Holdings Company Limited	—	360,000
Advances to affiliated companies of JinBei	69,748	6,613
Advances to other affiliated companies	779	30,892

	243,482	1,304,696

The advances to affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

(i)	As at 31st December, 2003, the advances from affiliated companies consisted of:

	2003	2002
	RMB’000	RMB’000
Advances from a joint venture partner of Shenyang Aerospace	—	139,529
Advances from affiliated companies of BHL	15,294	13,951
Advances from an associated company	—	1,264
Advances from an affiliated company of Shanghai Shenhua	—	1,586
Advances from affiliated companies of JinBei	516	2,092
Advances from affiliated companies of the joint venture partner of Ningbo Yuming	1,845	3,998
Advances from other affiliated companies	382	—
Financing received from BMW Brilliance (Note 16 (e))	74,605	—

	92,642	162,420

Saved for the financing received from BMW Brilliance as detailed in Note 16(e), other advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

Notes to the Accounts (Cont’d)
(Amounts expressed in RMB unless otherwise stated)

41. COMPARATIVE FIGURES

Certain of the 2002 comparative figures have been reclassified to conform to the current year’s presentation. Such reclassifications are mainly related to the separate disclosures of the share of results of and investments in jointly controlled entities and associated companies, and the inclusion of dividends receivable from subsidiaries in investments in subsidiaries in the balance sheet of the Company.

42. APPROVAL OF ACCOUNTS

The accounts set out on pages 26 to 96 were approved and authorised for issue by the Board of Directors on 22nd April, 2004.

Supplementary Financial Information

The Group has prepared a separate set of accounts for the year ended 31st December, 2003 in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Differences between HK GAAP and US GAAP give rise to differences in the reported balances of assets, liabilities and profit attributable to shareholders of the Group. The financial effects of the material differences between HK GAAP and US GAAP are summarised and explained as follows:

			2003	2002
	Note		RMB’000	RMB’000
Profit attributable to shareholders reported under HK GAAP			936,447	650,847
Stock-based compensation	(a	)	(173,213)	(10,329)
Capitalisation of borrowing costs	(b	)	—	(1,311)
Write-off of development costs	(c	)	(35,835)	(70,382)
Non-amortisation of goodwill	(d	)	47,553	49,007
Others			5,890	(7,367)

Profit attributable to shareholders reported under US GAAP			780,842	610,465

			2003	2002
			RMB’000	RMB’000
Net assets reported under HK GAAP			6,891,652	6,028,255
Capitalisation of borrowing costs	(b	)	11,803	11,803
Write-off of development costs	(c	)	(106,217)	(70,382)
Non-amortisation of goodwill	(d	)	96,560	49,007
Others			(7,491)	(13,381)

Net assets reported under US GAAP			6,886,307	6,005,302

(a)	On 18th December, 2002, Huachen, the then single largest shareholder of the Company, granted call options to certain directors of the Company entitling them to purchase from Huachen a total of 346,305,630 ordinary shares of the Company at an exercise price of HK$0.95 per share, while the market price at the same date was HK$1.45 per share.

US GAAP requires that discounts granted to employees under a compensatory share option scheme be recognised as compensation and charged to expense over the periods expected to be benefited, to the extent that the fair value of the equity instrument exceeds the exercise price of the option on the date of

Supplementary Financial Information (Cont’d)

grant. Consequently, a portion of the compensation expense amounting to approximately RMB173.2 million (2002: RMB10.3 million) associated with the call options was charged to the consolidated profit and loss account for the year ended 31st December, 2003 under US GAAP.

Under HK GAAP, there is no specific accounting standard to account for the compensation element in these call options.

(b)	Under HK GAAP, the amount of borrowing costs eligible for capitalisation includes the actual borrowing costs incurred on that borrowing less any investment income earned on the temporary investment of funds pending their expenditure on the qualified assets. Under US GAAP, temporary investment income earned is ignored. As a result, the amount of the net interest capitalised under HK GAAP is lower than that under US GAAP. In subsequent years, the annual depreciation for the net interest capitalised under HK GAAP is lower than that under US GAAP.

(c)	Under HK GAAP, costs incurred on development projects relating to the design and testing of new or improved projects are recognised as an intangible asset if certain criteria could be fulfilled. Under US GAAP, such development costs should be expensed as incurred.

(d)	Under HK GAAP, goodwill is amortised on a straight-line method over the shorter of the expected future economic life of 20 years or the remaining lives of the respective joint ventures from their initial recognition. Under US GAAP, the Group adopted SFAS No. 142 since 1st January, 2002 and goodwill has not been amortised but rather is tested annually for impairment. The Group has tested the goodwill for impairment on 31st December, 2003 noting no impairment.